UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

LINCOLNWAY ENERGY, LLC
(Exact name of registrant as specified in its charter)

Iowa (State or other jurisdiction of incorporation or organization)	20-1118105 (I.R.S. Employer Identification Number)
59511 W. Lincoln Highway
Nevada, IA 50201
(Address of principal executive offices)
(515) 382-8899
(Registrant’s Telephone Number)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units

Page
FORWARD LOOKING STATEMENTS	3
ITEM 1A. RISK FACTORS	19
ITEM 2. FINANCIAL INFORMATION	26
ITEM 3. DESCRIPTION OF PROPERTY	34
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	34
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	35
ITEM 6. EXECUTIVE COMPENSATION	38
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	38
ITEM 8. LEGAL PROCEEDINGS	39
ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	39
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES	39
ITEM 11. DESCRIPTION OF SECURITIES TO BE REGISTERED	40
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS	41
ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	42
ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	55
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS	55
SIGNATURES	56
Articles of Organizantion
Operating Agreement
Design/Build Contract
Master Loan Agreement
Construction and Term Loan Supplement
Construction and Revolving Term Loan Supplement
Loan Agreement
Ethanol Fuel Marketing Agreement
Distiller's Grain Marketing Agreement
Coal/Energy Consulting Agreement
Coal Supply Agreement
Loan Agreement
Amended and Restated Grain Handling Agreement
Coordination Services Agreement

FORWARD LOOKING STATEMENTS
     This Form 10 Registration Statement contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as “may,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions based upon current information and involve numerous assumptions, risks and uncertainties. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in this registration statement. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include the risk factors discussed in Item 1A-Risk Factors and elsewhere in this registration statement, in addition to the following:
•	Overcapacity within the ethanol industry;

•	Actual ethanol, distillers grains and corn oil production varying from expectations;

•	Availability and costs of products and raw materials, particularly corn and coal;

•	Changes in the price and market for ethanol and distillers grains;

•	Our ability to market and our reliance on third parties to market our products;

•	Railroad and highway access for input of coal and outgoing distillers grains and ethanol;

•	Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as national, state or local energy policy; federal ethanol tax incentives; or environmental laws and regulations that apply to our plant operations and their enforcement;

•	Changes in the weather or general economic conditions impacting the availability and price of corn;

•	Total U.S. consumption of gasoline;

•	Weather changes, strikes, transportation or production problems causing supply interruptions or shortages affecting the availability and price of coal;

•	Fluctuations in petroleum prices;

•	Changes in plant production capacity or technical difficulties in operating the plant;

•	Costs of construction and equipment;

•	Changes in our business strategy, capital improvements or development plans;

•	Results of our hedging strategies;

•	Changes in interest rates or the availability of credit;

•	Our ability to generate free cash flow to invest in our business and service our debt;

•	Our liability resulting from litigation;

•	Our ability to retain key employees and maintain labor relations;

•	Changes and advances in ethanol production technology;

•	Competition from alternative fuels and alternative fuel additives; and

•	Other factors described elsewhere in this registration statement.

     The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We are not under any duty to update the forward-looking statements contained in this registration statement, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. You should read this registration statement and the documents that we reference in this registration statement and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements.
ITEM 1. DESCRIPTION OF BUSINESS
Business Development
     Lincolnway Energy, LLC, was formed as an Iowa limited liability company on May 19, 2004 for the purpose of raising capital to develop, construct, own and operate a dry mill corn-based ethanol plant near Nevada, Iowa. References to “Lincolnway Energy,” “we,” “us,” “our” and the “company” refer to the entity and business of Lincolnway Energy, LLC. For our fiscal year ended September 30, 2005, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10 to register our securities with the Securities and Exchange Commission.
     We are in the process of constructing a dry mill fuel-grade ethanol plant with a nameplate production capacity of 50 million gallons of ethanol per year. The plant will be powered by coal. Our plant is located near Nevada, Iowa, in central Iowa. Upon completion of plant construction, we expect to produce fuel-grade ethanol and distillers grains for animal feed products. We currently estimate that our total project cost will be approximately $93,600,000. We will not generate revenues until our plant is operational, and we anticipate increases in our accumulated losses until the plant is operational. We currently expect to complete construction and begin plant operations in May 2006.
     As of December 25, 2005, the Lincolnway Energy plant was approximately 72% complete, all major equipment had been delivered to the site, and a majority of the equipment had been installed. Our general contractor and design-builder, Fagen, Inc., currently anticipates a completion date of May 2006. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.
     We financed the development and construction of the ethanol plant with a combination of equity and debt capital. For the fiscal year ending September 30, 2005, we raised $38,118,750 by issuing 40,125 of our units to investors through an intrastate offering, which supplemented our seed capital equity of $962,000. To complete project financing, we entered into a $39,000,000 construction and term loan and a $10,000,000 construction/revolving line of credit with CoBank. We have subordinated notes of $1,250,000 and $1,100,000 payable to Fagen. The $1,100,000 note was for the purchase of additional property for possible future expansion and is secured by that property. We will also pay Fagen $1,000,000 in subordinate debt for the early completion bonus and $1,000,000 in subordinate debt for the production bonus, if the conditions for payment of these bonuses are met. In addition, we entered into loan agreements with several state and local economic development agencies, including a $500,000 loan agreement with the Iowa Department of Transportation, a $300,000 loan agreement with the Iowa Department of Economic Development, and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. Our combined equity and available debt capital, plus grants, interest and other income of $848,330, is $94,179,080. Based upon our current total project cost estimate of $93,600,000, we expect our equity and available debt capital sources, grants and interest to be sufficient to complete plant construction and begin start-up operations.
     On December 8, 2004, we entered into a design-build contract with Fagen, Inc. for the design and construction of the ethanol plant for a total price of $70,401,015, subject to further adjustment for change orders. As of September 30, 2005, we had approved two change orders totaling $715,475. We also agreed that if the plant was substantially complete on or before March 1, 2006, we will pay Fagen $1,000,000 in subordinate debt consisting of a five year note bearing interest at 4%, which will be payable quarterly beginning at the substantial completion of the plant. In addition, we agreed to pay Fagen an additional $1,000,000 if production of the plant exceeds 4.34 million gallons of denatured ethanol during each month of the six month period immediately following substantial completion of the plant. As of September 30, 2005, we have paid Fagen a total of $30,140,559 under the design-build contract and have a payable outstanding to Fagen in the amount of $40,975,000.
     We began site grading and dirt work for the ethanol plant on November 15, 2004. We completed the site work on December 20, 2004. On February 9, 2005, Fagen began actual construction of the plant. As of December 25, 2005, Fagen estimated that the ethanol plant was 72% complete.
     Over the past 12 months we have been in the process of installing the infrastructure necessary to support plant operations. This includes electrical substations, rail siding, water pipelines and a water treatment facility. We have also obtained many of the permits required to construct and operate the plant. In addition, we have engaged marketers to market our ethanol and distillers grains to local, regional, and national markets. We are currently in the process of hiring the personnel necessary to operate the plant, and have hired some of our key employees, including our plant manager, controller and commodities manager.
Available Information
     The public may read and copy materials we file with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov.
Financial Information
     Please refer to “Item 2—Financial Information, Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information about our revenues, profit and loss measurements and total assets and “Item 13 — Financial Statements and Supplementary Data” for our financial statements.
Principal Products and Their Markets
     The principal products we expect to produce at our plant are fuel-grade ethanol and distillers grains. Based upon engineering specifications from Fagen, Inc., we expect the ethanol plant to annually process approximately 18 million bushels of corn per year into 50 million gallons of denatured fuel grade ethanol and 160,750 tons of dried distillers grains with solubles. In addition, we expect to produce approximately 151,250 tons of carbon dioxide gas annually; however, we are still exploring the feasibility of recovering and marketing raw carbon dioxide. There is no assurance that we will be able to produce at these levels, and any inability to reach these production levels could impair our financial performance.
     Ethanol
     Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains. According to the Renewable Fuels Association, approximately 85 percent of ethanol in the United States today is produced from corn, and approximately 90 percent of ethanol is produced from a corn and other input mix. We expect to use corn to manufacture ethanol at our plant. Corn produces large quantities of carbohydrates, which convert into glucose more easily than most other kinds of biomass. The Renewable Fuels Association estimates current domestic ethanol production capacity at approximately 4.34 billion gallons as of January 2006.

     An ethanol plant is essentially a fermentation plant. Ground corn and water are mixed with enzymes and yeast to produce a substance called “beer,” which contains about 10% alcohol and 90% water. The “beer” is boiled to separate the water, resulting in ethyl alcohol, which is then dehydrated to increase the alcohol content. This product is then mixed with a certified denaturant to make the product unfit for human consumption and commercially saleable.
     Ethanol can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute. Approximately 95% of all ethanol is used in its primary form for blending with unleaded gasoline and other fuel products. The implementation of the Federal Clean Air Act has made ethanol fuels an important domestic renewable fuel additive. Used as a fuel oxygenate, ethanol provides a means to control carbon monoxide emissions in large metropolitan areas. The principal purchasers of ethanol are generally the wholesale gasoline marketer or blender. The principal markets for our ethanol are petroleum terminals in the continental United States.
     Distillers Grains
     A principal co-product of the ethanol production process is distillers grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industries. Distillers grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal. According to a 1986 study by the University of Nebraska Agricultural Research Division, by-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle. Dry mill ethanol processing creates three forms of distiller grains: Distillers Wet Grains (“DWS”), Distillers Modified Wet Grains (“DMWS”) and Distillers Dried Grains with Solubles (“DDGS”). DWS is processed corn mash that contains approximately 70% moisture. DWS has a shelf life of approximately three days and can be sold only to farms within the immediate vicinity of an ethanol plant. DMWS is DWS that has been dried to approximately 50% moisture. DMWS have a slightly longer shelf life of approximately ten days and are often sold to nearby markets. DDGS is DWS that has been dried to 10% to 12% moisture. DDGS has an almost indefinite shelf life and may be sold and shipped to any market regardless of its vicinity to an ethanol plant. At our plant, the composition of the distillers grains is expected to be approximately 2% DWS, 16% DMWS and 82% DDGS.
     Carbon Dioxide
     According to Fagen, Inc.’s engineering specifications, we expect to produce approximately 151,250 tons annually of raw carbon dioxide as a co-product of the ethanol production process. Liquid and solid carbon dioxide are important refrigerants, especially in the food industry, where they are employed during transportation and storage of ice cream and other frozen foods. Carbon dioxide is also used to produce carbonated drinks, fire extinguishers, life jackets and additional products. We are considering capturing and marketing the carbon dioxide produced at our plant. We entered into a nonbinding Letter of Intent with EPCO Carbon Dioxide Products (“EPCO”), and we are currently seeking alternative carbon dioxide marketers to capture and market our carbon dioxide. However, no definitive plan exists regarding the processing and marketing of our carbon dioxide. An inability to reach a definitive agreement with EPCO or any carbon dioxide marketer or otherwise market our own carbon dioxide may result in a loss of this possible revenue source.
Distribution of Principal Products
     Our ethanol plant is located near Nevada, Iowa in Story County, Iowa. We selected the Nevada site because of its location close to existing grain production, accessibility to road and rail transportation and its proximity to major population centers. The site is near Iowa State Highway 30 and Interstate 35 and is served by the Union Pacific Railroad. It is in close proximity to major state and interstate highways that connect to major population centers such as Minneapolis, Minnesota; Omaha, Nebraska; and Chicago, Illinois. Due to the availability of rail service, we anticipate that our ethanol will be sold in coastal markets. However, under our marketing agreements, RPMG and CSC will have control over the marketing of our ethanol and distillers grains. In addition, RPMG and CSC will make necessary agreements for transportation of our products.
     Ethanol Distribution
     At this time we expect to rely on a single marketer, Renewable Products Marketing Group (“RPMG”), to market our ethanol. In June 2004, we entered into an agreement with RPMG for the purposes of marketing distributing our ethanol. The agreement is effective until terminated by forty-five days notice. Under this agreement, we elected to use a pooled marketing arrangement, which means that the ethanol we produce is pooled with other ethanol producers and marketed by RPMG. We pay RPMG a pooling fee for ethanol delivered to the pool and RPMG pays us a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. These averages are calculated based upon each pool participant’s selling price and expense averaged in direct proportion to the volume of ethanol supplied by each participant to the pool.
     Distillers Grains Distribution
     We have entered into an agreement with Commodity Specialist Company (“CSC”) to market, sell and distribute all of the distillers dried grains produced at our plant. Under the agreement, we will pay CSC 2% of the FOB plant price received by CSC. The term of the agreement is for one year commencing at the completion of construction and start-up of operations of the plant. However, the agreement may be terminated by either party upon ninety days written notice. We expect that approximately 10% of our distillers grains will be locally marketed to nearby livestock producers. Although we expect CSC will market our distillers grains in these local markets, we anticipate that local farmers will be able to pick up distillers grains directly from the plant. As additional ethanol plants begin production, however, there could be excess supply in local markets and we may be required to dry more distillers grains for national marketing. As a result, our costs will likely increase due to increased drying and our profits may decrease.
Sources and Availability of Raw Materials
     Corn Feedstock Supply
     Corn is major raw material that will be required for our ethanol plant to produce ethanol and distillers grains. To operate at an annual name-plate capacity of 50 million gallons, the plant will require a supply of approximately 18 million bushels of corn annually. The plant’s location near Nevada, Iowa in Story County is expected to provide an ample supply of corn to meet and exceed the name-plate production capacity of the plant. The 2004 corn crop was the largest corn crop on record with national production at approximately 11.8 billion bushels and Iowa production at approximately 2.24 billion bushels. The 2005 national corn crop was estimated in November 2005 to be 11.03 billion bushels, which would be the second largest corn crop on record, exceeded only by the 2004 crop.
     The Amended and Restated Grain Handling Agreement we entered into on January 24, 2006 with Heart of Iowa Cooperative allows us to obtain up to 50% of the corn we need to produce ethanol and distillers grains from Heart of Iowa Cooperative’s Nevada facility. We expect that the remainder of the corn needed for our operations will be obtained from other Heart of Iowa Cooperative facilities or other licensed grain dealers. Heart of Iowa has granted us a right-of-way for railroad track situated on Heart of Iowa real estate. Both Heart of Iowa and the Company have executed reciprocal easements for the frontage road. Heart of Iowa Cooperative is a licensed grain dealer and has locations throughout Story County, Iowa. Heart of Iowa is also a member of the Company. Our agreement with Heart of Iowa Cooperative may be terminated upon six month’s notice and payment of $2,000,000 by the terminating party, reduced by $50,000 for each completed year of the agreement. We currently rely upon our agreement with Heart of Iowa Cooperative for a portion of our corn supply, a portion of the access roads and rail to the ethanol plant, and for other equipment relating to distillers grains and ethanol handling. Any loss of our relationship with Heart of Iowa Cooperative may delay or prevent us from commencing operations and negatively impact our ability to operate profitably.
Utilities

     Coal
     Coal is also an important input to our ethanol manufacturing process. We anticipate that our plant will consume approximately 300 tons of coal and 7 tons of lime per day once operational. We expect that our coal will be supplied exclusively by Williams Bulk Transfer in conjunction with Peabody Coal Company pursuant to a coal supply agreement entered into July 14, 2005. This contract expires on January 1, 2008 and does not provide for automatic renewal following the expiration of the term. Our contract with our coal supplier allows us to purchase up to 120,000 tons of coal per year at a fixed price per ton. Under the agreement, the price per ton is subject to adjustments for inflation. If adjustments are due to inflation, such changes become effective January 1 and July 1 of each year. In addition, we will be charged a transportation cost per ton that may be increased by various factors, including for increases in the price of diesel fuel. If we fail to purchase a minimum of 40,000 tons of coal, we will be required to pay Williams Bulk Transfer $12.00 per ton of coal multiplied by the difference between the minimum quantity requirement and the actual tons of coal we have purchased in the calendar year. In addition, the contract limits the remedies we have available in the event that Williams Bulk Transfer breaches the agreement, and we are prohibited from recovering lost profits in the event that they default. This contract is critical to our success, and we will be very dependent on a reliable supply of coal once we begin operations. We are currently in the process of finding an alternative coal supplier in the event that Williams Bulk Transfer fails to perform. However, if we are unable to secure an alternative source for our coal upon the end of the term or due to termination for any other reason, we may be required to stop operations of our plant.
     Electricity
     Our plant will require a significant amount of electricity. We anticipate our electricity needs will be met by Alliant Energy through dual-feed transmission lines. We expect that the use of dual-feed transmission lines will help to reduce the risk of power outages. We expect to pay the general service rates for our electricity.
     Water
     We will require a significant supply of water to operate the plant. We anticipate plant water requirements to be approximately 720,000 gallons per day. We anticipate sufficient water for the operation of our plant will be fed to the site by the City of Nevada’s primary raw water supply that crosses the site through a 16” main. The inability to obtain a reliable supply of the necessary water may negatively impact our operations, cash flows and financial performance.
     Much of the water used in an ethanol plant is recycled back into the process. There are, however, certain areas of production where fresh water is needed. Those areas include boiler makeup water and cooling tower water. Boiler makeup water is treated on-site to minimize all elements that will harm the boiler and recycled water cannot be used for this process. Cooling tower water is deemed non-contact water because it does not come in contact with the mash and, therefore, can be regenerated back into the cooling tower process. The makeup water requirements for the cooling tower are primarily a result of evaporation. Depending on the type of technology utilized in the plant design, much of the water can be recycled back into the process, which will minimize the discharge water. We expect this will have the long-term effect of lowering wastewater treatment costs.
Federal Ethanol Supports
     The ethanol industry is dependent on several economic incentives to produce ethanol, including federal ethanol supports. The most recent ethanol supports are contained in the Energy Policy Act of 2005. Most notably, the Act creates a 7.5 billion gallon Renewable Fuels Standard (RFS). The RFS requires refiners to use 4 billion gallons of renewable fuels in 2006, increasing to 7.5 billion gallons by 2012. On December 28, 2005, the EPA released interim rules governing the implementation of the 2006 RFS requirement. The EPA’s interim rule imposes a collective compliance approach, which means the requirement for 2006 fuel use is determined in the aggregate rather than on a refiner-by-refiner basis. The EPA adopted this approach for 2006 because current uncertainties regarding the RFS might result in unnecessarily high costs of compliance if each party was required to independently comply. Although there is not a requirement for individual parties to demonstrate compliance in 2006, the EPA found that increases in ethanol production and projections for future demand indicate that the 2006 volume is likely to be met. However, in the unlikely event that the RFS is not met in 2006, the EPA expects to adjust the volume requirement in 2007 to cover the deficit. There are no other consequences for failure to collectively meet the 2006 standard. The EPA expects to promulgate more comprehensive regulations by August 8, 2006, but the interim rules and collective compliance approach are expected to apply for the entire 2006 calendar year. In 2007 and subsequent years, the EPA expects to specifically identify liable parties, determine the applicable RFS, and develop a credit trading program. Further, the standards for compliance, record-keeping and reporting are expected to be clarified.
     Historically, ethanol sales have also been favorably affected by the Clean Air Act amendments of 1990, particularly the Federal Oxygen Program which became effective November 1, 1992. The Federal Oxygen Program requires the sale of oxygenated motor fuels during the winter months in certain major metropolitan areas to reduce carbon monoxide pollution. Ethanol use has increased due to a second Clean Air Act program, the Reformulated Gasoline Program. This program became effective January 1, 1995, and requires the sale of reformulated gasoline in nine major urban areas to reduce pollutants, including those that contribute to ground level ozone, which is also known as smog. The two major oxygenates added to reformulated gasoline pursuant to these programs are MTBE and ethanol; however, it is believed that MTBE has caused groundwater contamination, and it has therefore been banned from use by many states. Although the Energy Policy Act of 2005 did not impose a national ban of MTBE, its failure to include liability protection for manufacturers of MTBE is expected to result in refiners and blenders using ethanol as an oxygenate rather than MTBE to satisfy the reformulated gasoline oxygenate requirement. While this may create increased demand in the short term, we do not expect this to have a long term impact on the demand for ethanol because the Energy Policy Act repealed the Clean Air Act’s 2% oxygenate requirement for reformulated gasoline immediately in California and 270 days after enactment elsewhere. However, the Act did not repeal the 2.7% oxygenate requirement for carbon monoxide non-attainment areas, which are required to use oxygenated fuels in the winter months. While we expect ethanol to be the oxygenate of choice in these areas, there is no assurance that ethanol will in fact be used.
     The use of ethanol as an alternative fuel source has also been aided by federal tax policy. On October 22, 2004, President Bush signed H.R. 4520, which contained the Volumetric Ethanol Excise Tax Credit (“VEETC”) and amended the federal excise tax structure effective as of January 1, 2005. Prior to VEETC, ethanol-blended fuel was taxed at a lower rate than regular gasoline (13.2 cents on a 10% blend). Under VEETC, the ethanol excise tax exemption has been eliminated, thereby allowing the full federal excise tax of 18.4 cents per gallon of gasoline to be collected on all gasoline and allocated to the highway trust fund. This is expected to add approximately $1.4 billion to the highway trust fund revenue annually. In place of the exemption, the bill creates a new volumetric ethanol excise tax credit of 5.1 cents per gallon of ethanol blended at 10%. Refiners and gasoline blenders apply for this credit on the same tax form as before, only the credit is now from general revenue, rather than the highway trust fund. Based on volume, the VEETC is expected to allow much greater refinery flexibility in blending ethanol since it makes the tax credit available on all ethanol blended with all gasoline, diesel and ethyl tertiary butyl ether (“ETBE”). The VEETC is scheduled to expire on December 31, 2010.
     The Energy Policy Act of 2005 expands who qualifies for the small ethanol producer tax credit. Historically, small ethanol producers were allowed a 10-cents-per-gallon production income tax credit on up to 15 million gallons of production annually. The size of the plant eligible for the tax credit was limited to 30 million gallons. Under the Energy Policy Act of 2005 the size limitation on the production capacity for small ethanol producers increased from 30 million to 60 million gallons. The credit can be taken on the first 15 million gallons of production. The tax credit is capped at $1.5 million per year per producer. The credit is effective for taxable years ending after the date of enactment.
     In addition, the Energy Policy Act of 2005 creates a new tax credit that permits taxpayers to claim a 30% credit (up to $30,000) for the cost of installing clean-fuel vehicle fueling equipment, such as an E85 fuel pump, to be used in a trade or business of the taxpayer or installed at the principal residence of the taxpayer. Under the provision, clean fuels are any fuel of at least 85% of the volume of which consists of ethanol, natural gas, compressed natural gas, liquefied natural gas, liquefied petroleum gas, and hydrogen and any mixture of diesel fuel and biodiesel containing at least 20% biodiesel. The provision is effective for equipment placed in service December 31, 2005 and before January 1, 2010. While it is unclear how this credit will affect the demand for ethanol in the short term, we expect it will help raise consumer awareness of alternative sources of fuel and could positively impact future demand for ethanol.
     The ethanol industry and our business depend upon continuation of the federal ethanol supports discussed above. These incentives have supported a market for ethanol that might disappear without the incentives. Alternatively, the incentives may be continued at lower levels than at which they currently exist. The elimination or reduction of such federal ethanol supports would make it more costly for us to sell our ethanol and will likely have negative effects our future net income.
Our Competition
     We will be in direct competition with numerous other ethanol producers, many of whom have greater resources than we do. We also expect that additional ethanol producers will enter the market if the demand for ethanol continues to increase. Ethanol is a commodity product, like corn, which means our ethanol plant competes with other ethanol producers on the basis of price and, to a lesser extent, delivery service. Our ethanol plant may compete favorably by using coal rather than natural gas. In addition, we believe we can compete favorably with other ethanol producers due to our proximity to ample grain supplies and multiple modes of transportation. We believe our plant’s location offers an advantage over other ethanol producers in that it has ready access by rail to growing ethanol markets, which could reduce our cost of sales. However, we expect that the impact of these savings will be reduced because our current pooling agreement with our ethanol marketer allocates transportation costs among all ethanol plants in the pool.
     The ethanol industry has grown to over 90 production facilities in the United States. There are also numerous other ethanol plants planned and under construction throughout the Midwest and elsewhere in the United States. The largest ethanol producers include Abengoa Bioenergy Corp., Archer Daniels Midland, Aventine Renewable Energy, Inc., Cargill, Inc., New Energy Corp. and VeraSun Energy Corporation, all of which are each capable of producing significantly more ethanol than we expect to produce. Archer Daniels Midland recently announced its plan to add approximately 500 million gallons per year of additional ethanol production capacity in the United States. ADM is currently the largest ethanol producer in the U.S. and controls a significant portion of the ethanol market. ADM’s plan to produce an additional 500 million gallons of ethanol per year will strengthen its position in the ethanol industry and cause a significant increase in domestic ethanol supply.
     The following table identifies most of the ethanol producers in the United States along with their production capacities.

			Current	Under Construction/
			Capacity	Expansions
Company	Location	Feedstock	(mmgy)	(mmgy)
Abengoa Bioenergy Corp.	York, NE	Corn/milo	55
	Colwich, KS		25
	Portales, NM		30
	Ravenna, NE			88
ACE Ethanol, LLC	Stanley, WI	Corn	39
Adkins Energy, LLC*	Lena, IL	Corn	40
Advanced Bioenergy	Fairmont, NE	Corn		100

			Current	Under Construction/
			Capacity	Expansions
Company	Location	Feedstock	(mmgy)	(mmgy)
AGP*	Hastings, NE	Corn	52
Agra Resources Coop. d.b.a. EXOL*	Albert Lea, MN	Corn	40	8
Agri-Energy, LLC*	Luverne, MN	Corn	21
Alchem Ltd. LLLP	Grafton, ND	Corn	10.5
Al-Corn Clean Fuel*	Claremont, MN	Corn	35
Amaizing Energy, LLC*	Denison, IA	Corn	40
Archer Daniels Midland	Decatur, IL	Corn	1,070
	Cedar Rapids, IA	Corn
	Clinton, IA	Corn
	Columbus, NE	Corn
	Marshall, MN	Corn
	Peoria, IL	Corn
	Wallhalla, ND	Corn/barley
ASAlliances Biofuels, LLC	Albion, NE	Corn		100
	Linden, IN	Corn		100
Aventine Renewable Energy, LLC	Pekin, IL	Corn	100	57
	Aurora, NE	Corn	50
Badger State Ethanol, LLC*	Monroe, WI	Corn	48
Big River Resources, LLC*	West Burlington, IA	Corn	40
Broin Enterprises, Inc.	Scotland, SD	Corn	9
Bushmills Ethanol, Inc.*	Atwater, MN	Corn		40
Cargill, Inc.	Blair, NE	Corn	85
	Eddyville, IA	Corn	35
Central Indiana Ethanol, LLC	Marion, IN	Corn		40
Central MN Ethanol Coop*	Little Falls, MN	Corn	21.5
Central Wisconsin Alcohol	Plover, WI	Seed corn	4
Chief Ethanol	Hastings, NE	Corn	62
Chippewa Valley Ethanol Co.*	Benson, MN	Corn	45
Commonwealth Agri-Energy, LLC*	Hopkinsville, KY	Corn	24	9
Corn, LP*	Goldfield, IA	Corn	50
Cornhusker Energy Lexington, LLC	Lexington, NE	Corn		40
Corn Plus, LLP*	Winnebago, MN	Corn	44
Dakota Ethanol, LLC*	Wentworth, SD	Corn	50
DENCO, LLC*	Morris, MN	Corn	21.5
E3 Biofuels	Mead, NE	Corn		24
East Kansas Agri-Energy, LLC*	Garnett, KS	Corn	35
ESE Alcohol Inc.	Leoti, KS	Seed corn	1.5
Ethanol2000, LLP*	Bingham Lake, MN	Corn	32

			Current	Under Construction/
			Capacity	Expansions
Company	Location	Feedstock	(mmgy)	(mmgy)
Frontier Ethanol, LLC	Gowrie, IA	Corn		60
Front Range Energy, LLC	Windsor, CO	Corn		40
Glacial Lakes Energy, LLC*	Watertown, SD	Corn	50
Golden Cheese Company of California*	Corona, CA	Cheese whey	5
Golden Grain Energy, LLC*	Mason City, IA	Corn	40
Golden Triangle Energy, LLC*	Craig, MO	Corn	20
Grain Processing Corp.	Muscatine, IA	Corn	20
Granite Falls Energy, LLC	Granite Falls, MN	Corn	45
Great Plains Ethanol, LLC*	Chancellor, SD	Corn	50
Green Plains Renewable Energy	Shenandoah, IA	Corn		50
Hawkeye Renewables, LLC	Iowa Falls, IA	Corn	50	50
	Fairbank, IA	Corn		100
Heartland Corn Products*	Winthrop, MN	Corn	36
Heartland Grain Fuels, LP*	Aberdeen, SD	Corn	9
	Huron, SD	Corn	12	18
Heron Lake BioEnergy, LLC	Heron Lake, MN	Corn		50
Horizon Ethanol, LLC	Jewell, IA	Corn		60
Husker Ag, LLC*	Plainview, NE	Corn	26.5
Illinois River Energy, LLC	Rochelle, IL	Corn		50
Iowa Ethanol, LLC*	Hanlontown, IA	Corn	50
Iroquois Bio-Energy Company, LLC	Rensselaer, IN	Corn		40
James Valley Ethanol, LLC	Groton, SD	Corn	50
KAAPA Ethanol, LLC*	Minden, NE	Corn	40
Land O’ Lakes*	Melrose, MN	Cheese whey	2.6
Lincolnland Agri-Energy, LLC*	Palestine, IL	Corn	48
Lincolnway Energy, LLC*	Nevada, IA	Corn		50
Liquid Resources of Ohio	Medina, OH	Waste Beverage	3
Little Sioux Corn Processors, LP*	Marcus, IA	Corn	52
Merrick/Coors	Golden, CO	Waste beer	1.5	1.5
MGP Ingredients, Inc.	Pekin, IL	Corn/wheat starch	78
	Atchison, KS
Michigan Ethanol, LLC	Caro, MI	Corn	50
Mid America Agri Products/Wheatland	Madrid, NE	Corn		44
Mid-Missouri Energy, Inc.*	Malta Bend, MO	Corn	45
Midwest Grain Processors*	Lakota, IA	Corn	50	45
	Riga, MI	Corn		57
Midwest Renewable Energy, LLC	Sutherland, NE	Corn	17.5	4.5
Minnesota Energy*	Buffalo Lake, MN	Corn	18

			Current	Under Construction/
			Capacity	Expansions
Company	Location	Feedstock	(mmgy)	(mmgy)
Missouri Ethanol	Laddonia, MO	Corn		45
New Energy Corp.	South Bend, IN	Corn	102
North Country Ethanol, LLC*	Rosholt, SD	Corn	20
Northeast Missouri Grain, LLC*	Macon, MO	Corn	45
Northern Lights Ethanol, LLC*	Big Stone City, SD	Corn	50
Northstar Ethanol, LLC	Lake Crystal, MN	Corn	52
Otter Creek Ethanol, LLC*	Ashton, IA	Corn	55
Panhandle Energies of Dumas, LP	Dumas, TX	Corn/Grain Sorghum		30
Parallel Products	Louisville, KY	Beverage waste	5.4
	R. Cucamonga, CA
Permeate Refining	Hopkinton, IA	Sugars & starches	1.5
Phoenix Biofuels	Goshen, CA	Corn	25
Pine Lake Corn Processors, LLC*	Steamboat Rock, IA	Corn	20
Platte Valley Fuel Ethanol, LLC	Central City, NE	Corn	40
Prairie Ethanol, LLC	Loomis, SD	Corn		60
Prairie Horizon Agri-Energy, LLC	Phillipsburg, KS	Corn		40
Pro-Corn, LLC*	Preston, MN	Corn	42
Quad-County Corn Processors*	Galva, IA	Corn	27
Red Trail Energy, LLC	Richardton, ND	Corn		50
Redfield Energy, LLC	Redfield, SD	Corn		50
Reeve Agri-Energy	Garden City, KS	Corn/milo	12
Siouxland Energy & Livestock Coop*	Sioux Center, IA	Corn	25
Siouxland Ethanol, LLC	Jackson, NE	Corn		50
Sioux River Ethanol, LLC*	Hudson, SD	Corn	55
Sterling Ethanol, LLC	Sterling, CO	Corn	42
Tall Corn Ethanol, LLC*	Coon Rapids, IA	Corn	49
Tate & Lyle	Loudon, TN	Corn	67
The Andersons Albion Ethanol LLC	Albion, MI	Corn		55
Trenton Agri Products, LLC	Trenton, NE	Corn	35	10
United WI Grain Producers, LLC*	Friesland, WI	Corn	49
US BioEnergy Corp.	Albert City, IA	Corn		100
	Lake Odessa, MI	Corn		45
U.S. Energy Partners, LLC	Russell, KS	Milo/wheat starch	48
Utica Energy, LLC	Oshkosh, WI	Corn	48

			Current	Under Construction/
			Capacity	Expansions
Company	Location	Feedstock	(mmgy)	(mmgy)
Val-E Ethanol, LLC	Ord, NE	Corn		45
VeraSun Energy Corporation	Aurora, SD	Corn	230
	Ft. Dodge, IA	Corn
Voyager Ethanol, LLC*	Emmetsburg, IA	Corn	52
Western Plains Energy, LLC*	Campus, KS	Corn	45
Western Wisconsin Renewable Energy, LLC*	Boyceville, WI	Corn		40
Wind Gap Farms	Baconton, GA	Brewery waste	0.4
Wyoming Ethanol	Torrington, WY	Corn	5
Xethanol BioFuels, LLC	Blairstown, IA	Corn	5
Total Current Capacity			4336.4
Total Under Construction/Expansions				1946
Total Capacity			6282.4

*	farmer-owned
Updated: January 2006
Source: Renewable Fuels Association
Updated: January 2006
     Excluding our facility, Iowa currently has approximately 30 ethanol plants in various stages of development or currently operating. In addition, we expect that more plants will begin construction in Iowa and become operational in the future. Total annual ethanol production capacity in Iowa currently exceeds 1.5 billion gallons. In addition, plants under construction or undergoing expansion near Fort Dodge, Fairbank, Lakota, Iowa Falls and Albert City will each produce 100 million gallons per year when they become operational. The following map depicts most of the ethanol plants currently under construction and operating in Iowa:

Source: Iowa Corn Growers Association
Updated: September 29, 2005.
     We also expect to compete with ethanol produced or processed in other countries. Brazil, for example, is currently the world’s largest producer and exporter of ethanol. In Brazil, ethanol is produced primarily from sugarcane, which is also used to produce food-grade sugar. Ethanol imported from Brazil may be a less expensive alternative to domestically produced ethanol, which is primarily made from corn. Tariffs presently protecting U.S. ethanol producers may be reduced or eliminated. Competition from ethanol imported from Brazil and other countries may affect our ability to sell our ethanol profitably and our financial condition.
     In addition, large ethanol producers, such as Cargill, have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol produced in Caribbean Basin Counties is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative (“CBI”). Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. In 2005, the International Trade Commission imposed a CBI import quota of 240.4 million gallons of ethanol. Last year, legislation was introduced in the Senate that would limit the transshipment of ethanol through the CBI. No similar legislation has been introduced this year, however, and there is no assurance or guarantee that such legislation will be introduced or successfully passed during 2006.
     Competition from Alternative Fuels

     Alternative fuels, gasoline oxygenates and alternative ethanol production methods are continually under development by ethanol and oil companies. The major oil companies have significantly greater resources than we have to develop alternative products and to influence legislation and public perception of MTBE and ethanol. New ethanol products or methods of ethanol production developed by larger and better-financed competitors could provide them competitive advantages and harm our business.
     For example, the current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste, and energy crops. This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas which are unable to grow corn. Although current technology is not sufficiently efficient to be competitive, a recent report by the U.S. Department of Energy entitled “Outlook for Biomass Ethanol Production and Demand” indicates that new conversion technologies may be developed in the future. If an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively. We do not believe it will be cost-effective to convert the ethanol plant we are proposing into a plant which will use cellulose-based biomass to produce ethanol. As a result, it is possible we could be unable to produce ethanol as cost-effectively as cellulose-based producers.
     Our ethanol plant will also compete with producers of other gasoline additives having similar octane and oxygenate values as ethanol, such as producers of MTBE, a petrochemical derived from methanol that costs less to produce than ethanol. Although currently the subject of several state bans, many major oil companies can produce MTBE. Because it is petroleum-based, MTBE’s use is strongly supported by major oil companies.

      Distillers Grains Competition

     Our plant will compete primarily with other ethanol producers in the production and sale of distillers grains. According to the University of Minnesota’s DDGS—General Information website (November 28, 2005) approximately 3,200,000 to 3,500,000 tons of distillers grains are produced annually in North America, approximately 98% of which are produced by ethanol plants. The remaining 1% to 2% of DDGS is produced by the alcohol beverage industry. The amount of distillers grains produced is expected to increase significantly as the number of ethanol plants increase. In addition, our distillers grains compete with other livestock feed products such as corn, soybean meal, and dicalcium or monocalcium phosphate. Increases in the supply of distillers grains may result in lower prices, which could negatively impact our future revenues.
General Ethanol Demand and Supply
     Ethanol has important applications, primarily as a high-quality octane enhancer and an oxygenate capable of reducing air pollution and improving automobile performance. Ethanol contains 35% oxygen by weight. When combined with gasoline, ethanol acts as an oxygenate. As a result, the gasoline burns cleaner and releases less carbon monoxide and other exhaust emissions into the atmosphere.
     According to the Renewable Fuels Association, demand for fuel ethanol in the United States reached a new high in 2004 of 3.57 billion gallons per year. In its report titled, “Ethanol Industry Outlook 2005,” the Renewable Fuels Association anticipates demand for ethanol to remain strong. The passage of the Volumetric Ethanol Excise Tax Credit (“VEETC”) is expected to provide the flexibility necessary to expand ethanol blending into higher blends of ethanol such as E85, E diesel and fuel cell markets. In addition, the recent implementation of a Renewable Fuels Standard contained in the Energy Policy Act of 2005, which was signed into law on August 8, 2005 is expected to favorably impact the ethanol industry by enhancing both the production and use of ethanol.
     The provision of the Energy Policy Act of 2005 likely to have the greatest impact on the ethanol industry is the creation of a 7.5 billion gallon Renewable Fuels Standard (RFS). The RFS will begin at 4 billion gallons in 2006, increasing to 7.5 billion gallons by 2012. The RFS is a national flexible program that does not require that any renewable fuels be used in any particular area or state, allowing refiners to use renewable fuel blends in those areas where it is most cost-effective. According to the Renewable Fuels Association, the bill is expected to lead to about $6 billion in new investment in ethanol plants across the country. An increase in the number of new plants will bring an increase in the supply of ethanol. Thus, while this bill may cause ethanol prices to increase in the short term due to additional demand, future supply could outweigh the demand for ethanol in the future. This would have a negative impact on our future earnings. Alternatively, since the RFS begins at 4 billion gallons in 2006 and national production is expected to exceed this amount, there could be a short-term oversupply until the RFS requirements exceed national production. This would have an negative impact on our future earnings.
     Demand for ethanol may also increase as a result of increased consumption of E85 fuel. E85 fuel is a blend of 70% to 85% ethanol and gasoline. According to the Energy Information Administration, E85 consumption is projected to increase from a national total of 11 million gallons in 2003 to 47 million gallons in 2025. E85 is used as an aviation fuel and as a hydrogen source for fuel cells. According to the National Ethanol Vehicle Coalition, there are currently about 4.5 million flexible fuel vehicles capable of operating on E85 in the U.S. and 400 retail stations supplying it. Automakers have indicated plans to produce an estimated 2 million more flexible fuel vehicles per year.
     The supply of domestically produced ethanol is at an all-time high. The Renewable Fuels Association estimates that ethanol production from January to November 2005 totaled over 3.5 billion gallons. In 2004, 81 ethanol plants located in 20 states produced a record 3.41 billion gallons, a 21% increase from 2003 and 109% increase from 2000. The following table shows 2005 U.S. ethanol production capacity by state as of December 2005:
Ethanol Production Capacity Ranked by State
(Largest to Smallest Production Capacity as of December 2005)

		Ethanol Production Capacity
Rank	State	(Million Gallons Per Year)
1	Iowa	1,699.5
2	Illinois	881.0
3	Nebraska	771.5
4	South Dakota	603.0
5	Minnesota	593.6
6	Wisconsin	228.0
7	Kansas	212.5
8	Michigan	207.0
9	Indiana	182.0
10	Missouri	155.0
11	Colorado	85.0
11	North Dakota	83.5
12	Tennessee	67.0
13	Kentucky	35.4
14	California	33.0
15	New Mexico	30.0
16	Texas	30.0
17	Wyoming	5.0
18	Ohio	3.0
19	Georgia	0.4
	United States Total	5,905.4

Sources:	Renewable Fuels Association, Washington, DC.
Nebraska Energy Office, Lincoln, NE
     Ethanol supply is also affected by ethanol produced or processed in certain countries in Central America and the Caribbean region. Ethanol produced in these countries is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative (“CBI”). Large ethanol producers, such as Cargill, have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. In 2005, the International Trade Commission recently imposed a CBI import quota of 240.4 million gallons of ethanol. Last year, legislation was introduced in the Senate that would limit the transshipment of ethanol through the CBI. No similar legislation has been introduced this year, however, and there is no assurance or guarantee that such legislation will be introduced or successfully passed during 2006.
Research and Development
     We do not conduct any research and development activities associated with the development of new technologies for use in producing ethanol and distillers grains.
Dependence on One or a Few Major Customers
     As discussed above, we have entered into marketing agreements with RPMG and CSC for the purposes of marketing and distributing our principal products, ethanol and distiller grains. We will rely on RPMG and CSC for the sale and distribution of almost all of our products. Therefore, we are highly dependent on RPMG and CSC for the successful marketing of our products. Any loss of RPMG or CSC as our marketers for ethanol and distillers grains could have a significant negative impact on our revenues. Although we expect that we would be able to secure alternative marketers if necessary, we have no agreements with alternative marketers at this time.
Costs and Effects of Compliance with Environmental Laws
     We are subject to extensive air, water and other environmental regulations, and we have been required to obtain a number of environmental permits to construct the plant and will be required to obtain more permits before our plant becomes operational. Although we have been successful in obtaining all of the permits currently required, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations. In addition, if we expand our plant’s production capacity in the future, we expect we will be required to obtain additional regulatory permits and could also be required to install additional pollution control equipment.
     We have secured Air Quality Equipment Permits for construction of all necessary equipment at the Lincolnway Energy plant in Nevada. In addition, we have received a Stormwater Pollution Prevention Permit and a City of Nevada Construction Permit. We currently in the process of applying for a National Pollutant Discharge Elimination System Permit, and we anticipate that we will receive the permit in February 2006. We have also prepared the application for the Tobacco Tax Bond (TTB) permit, which we expect to submit prior to plant start up. The application for the TTB permit may not be submitted prior to 60 days before actual start up as the plant must be complete and an inspection must be conducted by a TTB agent. In addition, all ethanol piping must be in place and storage tanks connected to the process in order for the inspection to be completed. We anticipate that it will cost approximately $800,000 to comply with federal, state and local environmental laws over the next 12 months.

     We are subject to oversight activities by the EPA. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa’s environmental administrators. Iowa and EPA rules are change constantly, and any such changes could result in greater regulatory burdens on plant operations. It is possible that more stringent federal or state environmental rules or regulations could be adopted, which could increase our operating costs and expenses. It also is possible that federal or state environmental rules or regulations could be adopted that could have an adverse effect on the use of ethanol. For example, changes in the environmental regulations regarding the required oxygen content of automobile emissions could have an adverse effect on the ethanol industry. Furthermore, plant operations likely will be governed by the Occupational Safety and Health Administration (“OSHA”). OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance.
     We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims may result in an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.
Employees
     As of December 25, 2005, we had six full-time employees, including our Chief Executive Officer, Chief Financial Officer, Plant Manager, Commodities Manager, Controller and Office Manager. We expect to hire an additional 34 employees that will work in the plant. In addition, we expect to hire an accounting clerk and employees to assist with grain merchandising. We are currently in the process of reviewing employment applications and hiring additional employees and expect to have the majority of employees needed to operate the plant hired and trained before operations begin.
ITEM 1A. RISK FACTORS
You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only ones we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.
Risks Relating to Our Business
     We have no operating history, which could result in errors in management and operations and negatively impact our ability to operate profitably. We were formed in 2004 and have no history of operations. We anticipate a period of significant growth involving the construction and start-up of operations of the plant. This period of growth and the start-up of the plant are likely to be a substantial challenge to us. We cannot provide assurance that we can manage start-up effectively and properly staff operations, and any failure to manage our start-up effectively could delay the commencement of plant operations. A delay in start-up operations is likely to further delay our ability to generate revenue and satisfy our debt obligations.
     We have a history of losses and may not ever operate profitably. From our inception on May 19, 2004 through September 30, 2005, we incurred an accumulated net loss of $45,577. We will continue to incur significant losses until we successfully complete construction and commence operations of the plant. There is no assurance that we will be successful in our efforts to build and operate the ethanol plant. Even if we successfully meet all of these objectives and begin operations at the ethanol plant, there is no assurance that we will be able to operate profitably.
     Your investment may decline in value due to decisions made by our initial board of directors and until the plants are built, your only recourse to replace these directors will be through amendment to our operating agreement. Our operating agreement provides that the board of directors will serve until the first annual or special meeting of the members following the date our ethanol plant begins substantial operations. If our project suffers delays due to financing or construction, our board of directors could serve for an extended period of time. In that event, your only recourse to replace these directors would be through an amendment to our operating agreement which could be difficult to accomplish.
     We have little to no experience in the ethanol industry, which may affect our ability to build and operate the ethanol plant. We are presently, and will likely continue to be, dependent upon our founding members, who also serve on our board of directors. Most of these individuals are experienced in business generally, but the majority have very little or no experience in organizing, building and operating an ethanol plant or governing and operating a public company. Many of the directors have no expertise in the ethanol industry. In addition, certain directors on our board are presently engaged in business and other activities which impose substantial demand on the time and attention of such directors.
     We will depend on Fagen, Inc. for expertise in beginning operations in the ethanol industry and any loss of this relationship could cause us delay and added expense, placing us at a competitive disadvantage. We will be dependent on our relationship with Fagen, Inc. and its employees. We will also be dependent upon Fagen, Inc.’s experience and ability to train personnel to operate the plant. If the plant is built and does not operate to the level anticipated by us in our business plan, we will rely on Fagen, Inc. to adequately address any deficiencies. There is no assurance that Fagen, Inc. will be able to address any deficiencies in an acceptable manner. Any loss of our relationship with Fagen, Inc., particularly during the construction and start-up period for the plant, may delay or prevent us from commencing operations. The time and expense of locating new consultants and contractors would result in unforeseen expenses and delays. Unforeseen expenses and delays may reduce our ability to generate revenue and profitability and significantly damage our competitive position in the ethanol industry.
     Our business is not diversified. Our success depends largely upon our ability to profitably operate our ethanol plant. We do not have any other lines of business or other sources of revenue if we are unable to operate our ethanol plant and manufacture ethanol and distillers grains. The Company has no other line of business to fall back on if the ethanol business declines or if our ethanol plant can not operate at full capacity for any extended period of time.
     We will depend on the plant design developed by Fagen, Inc., and a failure of the coal energy plant design or its implementation could halt or delay start-up of plant operations or reduce our ability to operate profitably. The use of coal as a power source for an ethanol plant is virtually untested. We are aware of only one other ethanol plant currently operating that uses coal as a power source. Because this process is new and untested in an operating ethanol plant, it is possible that air pollutant emissions will exceed expectations and that the plant will incur significantly higher regulatory, permitting, and compliance costs. It is also possible that because this is a new and untested energy source that during the final design, construction, and initial startup phases of the project that additional and costly engineering and design changes will be necessary to meet energy production, ethanol processing, and environmental requirements which could reduce our ability to generate revenue and profitability.
     We will be dependent upon our coal supplier for adequate supplies of coal and any failure by that supplier to perform could force us to suspend operations. We have entered into a contract with our coal supplier for our supply of coal through December 31, 2007. If that supplier fails to perform for any reason, we might face an interruption in our supply and have to seek an alternate supply source. Although we are currently seeking an alternative coal supplier, we have not entered into any binding agreements with an alternative supplier at this time. As with natural gas and other energy sources, coal supplies can be subject to interruption by weather, strikes, transportation, and production problems that can cause supply interruptions or shortages. An extended interruption in the supply of coal could cause us to halt or discontinue our production of ethanol, which would damage our ability to generate revenues.
     There is no assurance that we will be able to protect ourselves from increases in the price of coal which may result in decreased profits. We will be significantly dependent on the price of coal, which is subject to and determined by market forces over which we have no control. We anticipate that the agreement with our coal supplier will protect us from extreme price changes for the term of the agreement, which ends on January 1, 2008. However, our agreement allows for changes in price due to transportation costs and inflation. Furthermore, there can be no assurance that we will be able to enter into a similar agreement following the expiration of our current contract. Although coal prices and supplies have historically been more stable than many other forms of energy, this may not be true in the future. Higher coal prices will produce lower profit margins due to an increase in costs. This is especially true if market conditions do not allow us to pass through increased coal costs to our customers. There is no assurance that we will be able to pass through higher coal prices. If a period of high coal prices were to be sustained for some time, such pricing may reduce our profitability because of the higher cost of operating.
     Storage of coal imposes additional risk of dust explosions and fire which must be minimized with the installation of costly equipment, training and maintenance. Storage and handling of coal will require that engineering precautions be installed to avoid dust explosions and fire. Significant quantities of coal may be stored on site. Although we will take precautions, including covering the coal storage, there is no assurance that those precautions will be successful in every circumstance. In addition, the safe handling of coal and the use of the coal furnace will require training of staff and continued maintenance of the plant. These precautions may result in increased costs, which could reduce our profitability.
     Our financial performance will depend significantly on corn prices, and generally we cannot pass on increases in input prices to our customers. Ethanol production requires substantial amounts of corn. Corn, as with most other crops, is affected by weather, disease and other environmental conditions. The price of corn is also influenced by general economic, market and government factors. These factors include weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply and quality. Changes in the price of corn can significantly affect our business. Generally, higher corn prices will produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true if market conditions do not allow us to pass along increased corn costs to our customers. The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future. If a period of high corn prices were to be sustained for some time, our profitability may suffer because of the higher cost of operating and may make ethanol production uneconomical. We cannot offer any assurance that we will be able to offset any increase in the price of corn by increasing the price of our products. If we cannot offset increases in the price of corn, our financial performance may be materially and adversely affected.
     The spread between ethanol and corn prices can vary significantly and we do not expect the spread to remain at recent high levels. Corn costs significantly impact our cost of goods sold. Our gross margins are principally dependent upon the spread between ethanol and corn prices. Recently, the spread between ethanol and corn prices has been at historically high level, due in large part to high oil prices and low corn prices. However, this spread has fluctuated significantly in 2005 and may fluctuate significantly in the future. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our results of operations and financial condition.
     Our revenues will be greatly affected by the price at which we can sell our ethanol and distillers grains. The prices of ethanol and distillers grains can be volatile as a result of a number of factors. These factors include changes in overall supply and demand, the fluctuating price of gasoline, level of government support, and the availability and price of competing products. For instance, the price of ethanol tends to increase as the price of gasoline increases, and the price of ethanol tends to decrease as the price of gasoline decreases. Any lowering of gasoline prices will likely also lead to lower prices for ethanol, which may decrease our future ethanol sales and reduce revenues.
     The price of ethanol has recently been much higher than its 10-year average. We do not expect these prices to be sustainable as supply from new and existing ethanol plants increases to meet increased demand. The total production of ethanol is at an all-time high and continues to rapidly expand at this time. Increased production of ethanol may lead to lower prices. The increased production of ethanol could have other adverse effects. For example, the increased production of ethanol could result in increased demand for corn. This could result in higher prices for corn and corn production creating lower profits. Additionally, the increased production of ethanol could lead to increased supplies of co-products from the production of ethanol, such as distillers grains. Those increased supplies could outpace demand, which would lead to lower prices for those by-products. In addition, distillers grains compete with other protein-based animal feed products. The price of competing animal feed products is based in part on the price of the commodity from which it is produced. Downward pressure on other commodity prices, such as soybeans, is expected to generally cause the price of competing animal feed products, including distillers grains, to decline. There can be no assurance as to the price of ethanol or distillers grains in the future. Any downward changes in the price of ethanol and/or distillers grains may decrease our profitability.
     We expect to engage in hedging transactions which involve risks that can harm our business. We are exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on corn in the ethanol production process. We expect to seek to minimize the risks from fluctuations in the prices of corn through the use of hedging instruments. The effectiveness of our hedging strategies is dependent upon the cost of corn and our ability to sell sufficient products to use all of the corn and for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation, which may leave us vulnerable to high corn prices. Alternatively, we may choose not to engage in hedging transactions in the future. As a result, our results of operations and financial conditions may also be adversely affected during periods in which corn prices increase.
     Hedging activities themselves can result in costs because price movements in corn contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which our derivative instruments are impacted by price fluctuations in the cost of corn. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs, and they may be significant.
     Changes and advances in ethanol production technology could require us to incur costs to update our plant or could otherwise hinder our ability to compete in the ethanol industry or operate profitably. Advances and changes in the technology of ethanol production are expected to occur. Such advances and changes may make the ethanol production technology installed in our plant less desirable or obsolete. These advances could also allow our competitors to produce ethanol at a lower cost than us. If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our plant to become uncompetitive or completely obsolete. If our competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our ethanol production remains competitive. Alternatively, we may be required to seek third-party licenses, which could also result in significant expenditures. We cannot guarantee or assure you that third-party licenses will be available or, once obtained, will continue to be available on commercially reasonable terms, if at all. These costs could negatively impact our financial performance by increasing our operating costs and reducing our net income.
     We give no assurances that any plans for future expansion will be implemented. We are currently in the early stages of exploring the possibilities for future expansion of production capacity at the Nevada plant or investing in other ethanol plants. However, our board has taken no formal or definitive action to implement any expansion strategy and we have not executed any binding agreements for construction of an expansion or investment in other ethanol plants. We may decide to use operating income to finance these expenditures, which could reduce our ability to make future distributions to our members. Future expansion could also require additional debt or equity capital. We do not have contracts or commitments with any bank, lender, governmental entity, underwriter or financial institution for debt financing. If debt financing on acceptable terms is not available for any reason, or if the necessary equity capital could not be obtained, we would be forced to abandon expansion plans. In addition, an expansion may cost more and may present additional challenges and risks that negatively impact our future financial performance. There is no assurance that any expansion of production capacity will reduce our operating costs or increase our operating income. Accordingly, we give no assurances that we will pursue expansion plans or that any expansion plans will be successfully implemented.
Risks Related to Construction of Our Ethanol Plant

     We may need to increase cost estimates for construction of the ethanol plant, and such increase could result in devaluation of our units if ethanol plant construction requires additional capital. Although our plant was 72% complete as of December 25, 2005, there is no assurance that the final cost of the plant will not be higher than the current project cost estimate of $93,600,000. There is no assurance that there will not be design changes or cost overruns associated with the construction of the plant. We anticipate that Fagen, Inc. will construct the plant for a contract price, based on the plans and specifications in the anticipated design-build agreement. We have based our capital needs on a design for the plant that will cost approximately $71,116,000 with additional start-up and development costs of approximately $22,484,000 for a total project completion cost of approximately $93,600,000. However, any significant increase in the estimated construction cost of the plant could delay our ability to generate revenues and reduce the value of our units because our revenue stream may not be able to adequately support the increased cost and expense attributable to increased construction costs.
     Construction delays could result in devaluation of our units if our production and sale of ethanol and its co-products are similarly delayed. We currently expect our plant to be operating by May 2006; however, construction projects often involve delays in obtaining permits, construction delays due to weather conditions, or other events that delay the construction schedule. In addition, changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy change towards ethanol or this project, could cause construction and operation delays. If it takes longer to construct the plant than we anticipate, it would delay or eliminate our ability to generate revenue and make it difficult for us to meet our debt service obligations.
     Defects in plant construction could hinder our ability to generate revenue if our plant does not produce ethanol and its co-products as anticipated. There is no assurance that defects in materials and/or workmanship in the plant will not occur. Under the terms of the design-build agreement with Fagen, Inc., Fagen, Inc. warrants that the material and equipment furnished to build the plant will be new, of good quality, and free from material defects in material or workmanship at the time of delivery. Though the design-build agreement requires Fagen, Inc. to correct all defects in material or workmanship for a period of one year after substantial completion of the plant, material defects in material or workmanship may still occur. Such defects could delay the commencement of operations of the plant, or, if such defects are discovered after operations have commenced, could cause us to halt or discontinue the plant’s operation. Halting or discontinuing plant operations could delay or eliminate our ability to generate revenues.
Risks Related to Ethanol Industry
     New plants under construction or decreases in the demand for ethanol may result in excess production capacity in our industry. The supply of domestically produced ethanol is at an all-time high. The ethanol industry has grown to over 90 production facilities in the United States that produce over 4 billion gallons of ethanol per year. Excluding our facility, Iowa currently has nearly 30 ethanol plants in various stages of development or operation. Excess capacity in the ethanol industry would have an adverse impact on our results of operations, cash flows and general financial condition. Excess capacity may also result or intensify from increases in production capacity coupled with insufficient demand. If the demand for ethanol does not grow at the same pace as increases in supply, we would expect the price for ethanol to decline. If excess capacity in the ethanol industry occurs, the market price of ethanol may decline to a level that is inadequate to generate sufficient cash flow to cover our costs.
     We will operate in a competitive industry and compete with larger, better financed entities which could impact our ability to operate profitably. There is significant competition among ethanol producers with numerous producer and privately owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States. The number of ethanol plants being developed and constructed in the United States continues to increase at a rapid pace. The recent passage of the Energy Policy Act of 2005 included a renewable fuels mandate that we expect will further increase the number of domestic ethanol production facilities. The largest ethanol producers include Abengoa Bioenergy Corp., Archer Daniels Midland, Aventine Renewable Energy, Inc., Cargill, Inc., New Energy Corp. and VeraSun Energy Corporation, all of which are each capable of producing significantly more ethanol than we expect to produce. Archer Daniels Midland recently announced its plan to add approximately 500 million gallons per year of additional ethanol production capacity in the United States. ADM is currently the largest ethanol producer in the U.S. and controls a significant portion of the ethanol market. ADM’s plan to produce an additional 500 million gallons of ethanol per year will strengthen its position in the ethanol industry and cause a significant increase in domestic ethanol supply. If the demand for ethanol does not grow at the same pace as increases in supply, we expect that lower prices for ethanol will result which may adversely affect our ability to generate profits and our financial condition.
     Our ethanol plant also competes with producers of other gasoline additives made from raw materials other than corn having similar octane and oxygenate values as ethanol, such as producers of methyl tertiary butyl ether (MTBE). MTBE is a petrochemical derived from methanol which generally costs less to produce than ethanol. Many major oil companies produce MTBE and strongly favor its use because it is petroleum-based. Alternative fuels, gasoline oxygenates and alternative ethanol production methods are also continually under development. The major oil companies have significantly greater resources than we have to market MTBE, to develop alternative products, and to influence legislation and public perception of MTBE and ethanol. These companies also have significant resources to begin production of ethanol should they choose to do so.
     Competition from the advancement of alternative fuels may lessen the demand for ethanol. Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels. Like ethanol, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for ethanol, resulting in lower ethanol prices that would adversely affect our results of operations and financial condition.
     Corn-based ethanol may compete with cellulose-based ethanol in the future, which could make it more difficult for us to produce ethanol on a cost-effective basis. Most ethanol is currently produced from corn and other raw grains, such as milo or sorghum. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste, and energy crops. This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas which are unable to grow corn or transport it economically. Although current technology is not sufficiently efficient to be competitive, a recent report by the U.S. Department of Energy entitled “Outlook for Biomass Ethanol Production and Demand” indicates that new conversion technologies may be developed in the future. If an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively. We do not believe it will be cost-effective to convert our ethanol plant into a plant which will use cellulose-based biomass to produce ethanol. If we are unable to produce ethanol as cost-effectively as cellulose-based producers, our ability to generate revenue and financial condition will be negatively impacted.
     Competition from ethanol imported from Caribbean basin countries may be a less expensive alternative to our ethanol. Ethanol produced or processed in certain countries in Central America and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large ethanol producers, such as Cargill, have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. Competition from ethanol imported from Caribbean Basin countries may affect our ability to sell our ethanol profitably, adversely affect our results of operations and financial condition.

     Competition from ethanol imported from Brazil may be a less expensive alternative to our ethanol. Brazil is currently the world’s largest producer and exporter of ethanol. In Brazil, ethanol is produced primarily from sugarcane, which is also used to produce food-grade sugar. Brazil experienced a dramatic increase in ethanol production and trade in 2004, exporting approximately 112 million gallons to the U.S. alone. Reports in January 2006 estimate that Brazil produced approximately 4.5 billion gallons of ethanol in 2005 and exported a total of 554 million gallons of ethanol worldwide. Ethanol imported from Brazil may be a less expensive alternative to domestically produced ethanol, which is primarily made from corn. Tariffs presently protecting U.S. ethanol producers may be reduced or eliminated. Competition from ethanol imported from Brazil may affect our ability to sell our ethanol profitably and our financial condition.
     Consumer resistance to the use of ethanol based on beliefs that ethanol is expensive, adds to air pollution, harms engines and takes more energy to produce that it contributes may affect the demand for ethanol. We believe that certain consumers perceive the use of ethanol to have a negative impact on gasoline prices at the pump. Some consumers also believe that ethanol adds to air pollution and harms car and truck engines. Still other consumers believe that the process of producing ethanol actually uses more fossil energy, such as oil and natural gas, than the amount of ethanol that is produced. These consumer beliefs could potentially be widespread. If consumers choose not to buy ethanol, it would affect the demand for the ethanol we produce which could lower demand for our product and negatively affect our profitability and financial condition.
Risks Related to Regulation and Governmental Action
     A change in government policies favorable to ethanol may cause demand for ethanol to decline. Growth and demand for ethanol may be driven primarily by federal and state government policies, such as state laws banning Methyl Tertiary Butyl Ether (MTBE) and the national renewable fuels standard. The continuation of these policies is uncertain, which means that demand for ethanol may decline if these policies change or are discontinued. A decline in the demand for ethanol is likely to cause lower ethanol prices which in turn will negatively affect our results of operations, financial condition and cash flows.
     Government incentives for ethanol production, including federal tax incentives, may be eliminated in the future, which could hinder our ability to operate at a profit. The ethanol industry and our business are assisted by various federal ethanol tax and other incentives, including those included in the Energy Policy Act of 2005, such as the Renewable Fuels Standard. The elimination or reduction of tax or other incentives to the ethanol industry could reduce the market for ethanol, which could reduce prices and our revenues by making it more costly or difficult for us to produce and sell ethanol. Additionally, changes to the provisions of these incentives, such as the definition of a small ethanol producer for purposes of the small ethanol producer tax credit, could negatively impact our company. If the federal tax incentives are eliminated or sharply curtailed, we believe that a decreased demand for ethanol will result, which could negatively affect our profitability and financial condition.
     Changes in environmental regulations or violations of the regulations could be expensive and reduce our profitability. We are subject to extensive air, water and other environmental laws and regulations. In addition some of these laws require our plant to operate under a number of environmental permits. These laws, regulations and permits can often require expensive pollution control equipment or operation changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, damages, criminal sanctions, permit revocations and/or plant shutdowns. We can not assure you that we have been, are or will be at all times in complete compliance with these laws, regulations or permits or that we have had or have all permits required to operate our business. We can not assure you that we will not be subject to legal actions brought by environmental advocacy groups and other parties for actual or alleged violations of environmental laws or our permits. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. The expense of compliance could be significant enough to reduce our profitability and negatively affect our financial condition.

     The failure to properly dispose of fly ash could affect our ability to operate profitably. The operation of a coal-fired boiler will generate significant levels of fly ash which must be disposed of in an environmentally responsible manner. We must locate a landfill that will accept the fly ash or a business to purchase or receive the fly ash before commencing operations. We have been approached by businesses that can use fly ash in cement plant operations and expect that we will be able to dispose of our fly ash through these businesses. However, if we are unable to dispose of our fly ash through such sources, it may be necessary to send our fly ash to a landfill. Disposal at a landfill will require that we obtain a special waste authorization from the Iowa Department of Natural Resources. If we are unable to dispose of fly ash, then we may have to halt or discontinue our production of ethanol, which could damage our ability to generate revenues and reduce the value of your units.
     The purchase of additional costly environmental equipment and additional permits may be required. Our engineers have tested the coal proposed for use in the plant and anticipate that the coal supplies will be consistent with those test results. If for some reason the coal purchased in the future is materially different than the samples supplied for testing, we may be required to install additional environmental equipment to reduce emissions or to apply for additional and costly air discharge permits. This could delay our operations, increase costs and reduce our ability to operate at a profit.
ITEM 2. FINANCIAL INFORMATION
Selected Financial Data
     The following table summarizes important financial information from our audited financial statements. You should read this table in conjunction with the financial statements and the notes included elsewhere in this Registration Statement.
Statements of Operations Data:

		May 19, 2004	May 19, 2004
	Year Ended	(Inception) to	(Inception) to
	September 30, 2005	September 30, 2004	September 30, 2005
Revenues	$-0-	$-0-	$-0-
Expenses	($427,478)	($247,506)	($674,984)
Other Income-Interest and grants	$625,679	$3,728	$629,407

Net income (loss)	$198,201	($243,778)	($45,577)

Balance Sheet Data:

	September 30, 2005	September 30, 2004
Assets:
Cash and other current assets	$7,555,581	$426,096
Property and equipment, net	$35,125,192	$55,865
Other assets	$403,467	$281,489

Total Assets	$43,084,240	$763,450

Liabilities and Members’ Equity:
Current liabilities	$3,343,462	$45,228
Long-term debt	$1,100,000	—
Total members’ equity	$38,640,778	$718,722

Total Liabilities and Members’ Equity	$43,084,240	$763,450

Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Overview
     Lincolnway Energy, LLC is a development-stage Iowa limited liability company formed on May 19, 2004 for the purpose of constructing and operating a dry mill, coal-fired ethanol plant. We are in the process of constructing the 50 million gallon per year ethanol plant on our approximately 160 acre site located near Nevada, Iowa, that will produce fuel-grade ethanol and distillers grains for animal feed products. We will not generate revenues until our plant is operational, and we anticipate increases in our accumulated losses until the plant is operational. We currently expect to complete construction and begin plant operations in May 2006.
     The total cost of our project is estimated to be $93,600,000. We are financing our project with a combination of equity and debt capital. We raised equity in an intrastate offering registered with the Iowa Securities Bureau, in which we sold 40,125 units and received offering cash proceeds of $38,118,750, which supplemented our seed capital equity of $962,000. We closed the offering in December 2004. To complete project financing, we entered into a $39,000,000 construction and term loan and a $10,000,000 construction/revolving line of credit with CoBank. We have subordinated notes of $1,250,000 and $1,100,000 payable to Fagen. The $1,100,000 note was for the purchase of additional property for possible future expansion and is secured by that property. We will also pay Fagen $1,000,000 in subordinate debt for the early completion bonus and $1,000,000 in subordinate debt for the production bonus, if the conditions of those bonuses are met. In addition, we entered into loan agreements with several state and local economic development agencies, including a $500,000 loan agreement with the Iowa Department of Transportation, a $300,000 loan agreement with the Iowa Department of Economic Development, and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. We do not expect to be eligible for funds under the Commodity Credit Corporation (CCC) Bioenergy Program as previously expected because the funding of the program has been depleted. Our combined equity and available debt capital, plus grants, interest, and other income of $848,330, is $94,179,080. Based upon our current total project cost estimate of $93,600,000, we expect our equity and debt capital sources, grants and interest to be sufficient to complete plant construction and begin start-up operations.
     We have engaged marketers to market our ethanol and distillers grains to local, regional, and national markets. We are in the process of hiring the personnel needed to handle the operation of the plant. We currently employ 6 full time employees. In addition, we expect to hire at least 34 more employees prior to start-up of plant operations.
     Plan of Operations
     We expect to spend the next 12 months (1) completing construction of the ethanol plant; (2) continuing site development and permitting; (3) preparing for and commencing start-up operations; and (4) engaging in the production of ethanol and distillers grains at our plant. We also expect to continue exploring possibilities for expansion of our plant or investing in other plants.
     1. Plant Construction Activity
     As of December 25, 2005, the Lincolnway Energy plant was approximately 72% complete, all major equipment had been delivered to the site, and a majority of the equipment had been installed. The following chart lists the status of various projects related to construction of our plant:

Project:	Status:
Dirt and Site Work	Dirt work commenced on November 15, 2004 and was completed December 20, 2004.
Concrete and Steel Work	Fagen and its subcontractors have completed all concrete and structural steel work for the entire site.
Process Building	We expect the process building to be substantially complete by the end of February 2006. All of the concrete and equipment for the process building has been installed. Final piping, electrical and insulation work are being done. Water lines to the water treatment building and to the process building are complete and are being tested.
Water Treatment Building	We expect that our water treatment building will be the last building to be erected on our site and expect that it will be completed by February 2006.
Tanks	All tanks and vessels, other than the 850,000 gallon beer well, are complete and ready to be tested. We anticipate the beer well to be completed by the last week of February 2006. After installation is complete, work on electrical wiring will begin, and process piping will be connected to the vessels and pumps completing the plant piping system. At this time, piping is 30% to 40% complete.
Distillers Grain Building	At present, construction of the Distillers Dried Grains building is nearing completion. This structure is running slightly behind schedule due to the need to repour sections of the concrete support walls at the request of the general contractor to ensure compliance with contract specifications.
Energy Center	The energy center, which contains the boilers, dryers, thermal oxidizer, and centrifuges, is currently approximately 60% complete.
Administration Office	The administration office is nearing completion, with only interior finishing work to be completed. The contractor indicated that we should be able to occupy the office on or before February 15, 2006.
Grain Handling/Receiving	The slip form grain silos were completed the third week of August 2005. Installation of the grain handling equipment is progressing at a steady pace.
Utilities – Electrical	All power equipment, including transformers on are site. The transformers must be connected to the motor control and tested.
Utilities – Water	Water piping is in place. We expect to tap into the water source during the first half of February.
Railroad Siding	Ninety percent of the track is in place. After we receive Union Pacific approval of the track, we expect to install the switches. We expect to ballast the track when weather permits.
     Fagen anticipates a completion date of May 2006, and we anticipate that the Lincolnway Energy plant will be operating during the second quarter in 2006. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed. Following completion of construction of the plant, we will be involved in a start-up and testing period, which means that it is likely we will not operate at full capacity until the third quarter of 2006 at the earliest, and later if we experience delays.
     2. Site Development and Permitting
     We have obtained most of the required air, water, construction and other permits necessary to construct and operate the plant. The following chart provides the status of various permits for which we have applied or expect to obtain:

Permit:	Status:
Air Quality Equipment Permits	We have obtained this permit.
Stormwater Pollution Prevention Permit	We have obtained this permit.
City of Nevada Construction Permit	We have obtained this permit.
Alcohol Fuel Producer’s Permit	We are prepared to submit the application for an alcohol fuel

Permit:	Status:
producer’s permit from the Alcohol and Tobacco Tax and Trade Bureau (“TTB”). However, the application may not be submitted prior to 60 days before start-up of the plant, and a TTB agent must inspect the completed plant. In order for the required inspection to take place, all ethanol piping must be in place and storage tanks connected to the process.
National Pollutant Discharge Elimination System Permit	We have applied for a National Pollutant Discharge Elimination System Permit. We expect that we receive this permit early in February 2006.
SPCC and RMP	We have prepared a Spill Prevention Control and Countermeasures (“SPCC”) plan and a Process Hazard Analysis. We must also prepare a Risk Management Plan (“RMP”). After the start-up of operations, we will complete the Risk Management Plan with assistance from ICM personnel. These items are required by the Environmental Protection Agency and enforced by the Iowa Department of Natural Resources.
Air Permits	Our Air Emissions Permit and National Pollution Discharge Elimination System Permit allows the Company to operate at a rate of 47.5 million gallons per year of undenatured ethanol (“200 proof”) or 50 million gallons per year of fuel ethanol. In addition, this permit restricts us to receiving no more than 50% of our corn from Heart of Iowa Cooperative. At this time, we do not expect that we will exceed the restriction imposed by the air permit and we anticipate we will be able to comply with this and other requirements of the permit. However, if we fail to comply with the restriction, it is possible we could lose this permit or face enforcement actions or penalties imposed by the EPA or IDNR. Additionally, we could be required to comply with much more restrictive permitting requirements.
Water Permits	We expect that public comment on our NPDES permit will take place the first half of February. If no comments are received, we expect we will obtain the permit in March 2006.
     3. Infrastructure Activity
     Electricity. We anticipate our electricity needs will be met by Alliant Energy through dual-feed transmission lines. We expect that the use of dual-feed transmission lines will help to reduce the risk of power outages. The power equipment and transformers are currently on site but not have yet been connected.
     Rail. Ninety percent of the track is in place. After we receive Union Pacific approval of the track, we expect to install the switches. We expect to ballast the track when weather permits.
     Water. We will require a significant supply of water to operate the plant. We anticipate plant water requirements to be approximately 720,000 gallons per day. We anticipate sufficient water for the operation of our plant will be fed to the site by the City of Nevada’s primary raw water supply that crosses the site through a 16” main. We are currently in the process of finalizing an agreement with the City of Nevada for our water supply. The inability to obtain a reliable supply of the necessary water may negatively impact our operations, cash flows and financial performance.
     4. Preparation for Commencing Operations
     Management, Supply and Marketing Agreements. We continue to work toward securing all of the contracts necessary to construct and operate our ethanol plant.

     The Amended and Restated Grain Handling Agreement we entered into on January 24, 2006 with Heart of Iowa Cooperative allows us to obtain up to 50% of the corn we need to produce ethanol and distillers grains from Heart of Iowa’s Nevada facility. We expect that the remainder of the corn needed for our operations will be obtained from other Heart of Iowa Cooperative facilities or other licensed grain dealers. Our agreement with Heart of Iowa Cooperative may be terminated upon six month’s notice and payment of $2,000,000, reduced by $50,000 for each completed year of the agreement. We expect that Renewable Products Marketing Group (“RPMG”) will market our ethanol, and Commodity Specialist Company (“CSC”) will market our dry distillers grains by rail and truck. All of these contracts are critical to our success and we will be very dependent on each of these companies once we begin operations.
     Coal. We expect our coal will be supplied by Williams Bulk Transfer in conjunction with Peabody Coal Company. Williams Bulk Transfer is a division of Alliant Energy. Our contract with our coal supplier allows us to purchase up to 120,000 tons of coal per year at a fixed price per ton. Under the agreement, the price per ton is subject to adjustments for inflation. In addition, we will be charged a transportation cost per ton that may be increased by various factors, including for increases in the price of diesel fuel. If we fail to purchase a minimum of 40,000 tons of coal, we will be required to pay Williams Bulk Transfer $12.00 per ton of coal multiplied by the difference between the minimum quantity requirement and the actual tons of coal we have purchased in the calendar year. The contract limits the remedies we have available in the event that Williams Bulk Transfer breaches the agreement, and we are prohibited from recovering lost profits in the event that they default. This contract is critical to our success, and we will be very dependent on a reliable supply of coal once we begin operations.
     Rail. We expect to continue to pursue agreements relating to rail service, maintenance, and shipping costs. We are currently in the process of obtaining an agreement for rail service with Union Pacific. Additionally, we are in the process of obtaining a railcar lease agreement with First Union Rail Corporation. Securing contracts for rail service and equipment are critical to our success, and we will be dependent upon availability of rail transportation when we begin operations.
     Material Trends
     Trends and Uncertainties Impacting the Ethanol and Distillers Grains Industries and Our Future Revenues
     If we are successful in becoming operational, our revenues will consist of sales of the ethanol and distillers grains that we produce. Ethanol sales will constitute the majority of our revenues. During last quarter and continuing through most of this quarter, increased demand for ethanol caused ethanol market prices to increase. Although some of those gains have been lost in the last month of this quarter, ethanol prices remain historically strong. Ethanol prices have remained high as a result of increased demand for ethanol, consumer acceptance of its use, firm crude oil and gas markets, and positive political signals. In order to sustain these price levels, however, the demand for ethanol must continue to rise at a rate that offsets the increased supply due to additional production. There is no assurance that ethanol prices will be able to stabilize at their current levels, which are significantly higher than the historical average.
     Ethanol production continues to grow as additional plants become operational. In 2004, 81 ethanol plants located in 20 states produced 3.41 billion gallons. The Renewable Fuels Association estimates that ethanol production from January to November 2005 totaled over 3.5 billion gallons. According to the Renewable Fuels Association, there are currently more than 90 ethanol plants nationwide that have the combined capacity to produce over 4.3 billion gallons annually. Several of these plants have expansions underway, and nearly 30 new ethanol plants are under construction, constituting another 1.9 billion gallons of annual capacity. A greater supply of ethanol on the market from other plants, without a corresponding growth in demand, could reduce the price we are able to charge for our ethanol. This would have a negative impact on our future revenues once we become operational.
     Demand for ethanol may increase as a result of increased consumption of E85 fuel. E85 fuel is a blend of 70% to 85% ethanol and gasoline. According to the Energy Information Administration, E85 consumption is projected to increase from a national total of 11 million gallons in 2003 to 47 million gallons by 2025. E85 is used as an aviation fuel and as a hydrogen source for fuel cells. In the U.S., there are currently about 3 million flexible fuel vehicles (FFVs) capable of operating on E85 and 400 retail stations supplying it. Automakers have indicated plans to produce an estimated 2 million more FFVs per year. However, currently E85 is not widely available for retail purchase and use of E85 could have widespread consumer resistance.
     Demand for ethanol has historically been supported by higher prices of oil and its refined components. Ethanol demand has also been fueled by clean air standards mandated by federal agencies that require highly populated areas to blend ethanol into their gasoline supplies as an oxygenate. The intent of the air standards is to reduce harmful emissions into the atmosphere. These mandates have been challenged in several metropolitan areas, and are currently being reviewed by the courts. In the future, the combination of additional supply, successful challenges to the clean air standards and stagnant or reduced demand may adversely affect our revenues, profit margin and ability to maintain positive cash flows.
     We will also sell distillers dried grains if we are successful in becoming operational. We have entered into an agreement with CSC to market our distiller’s grains. Prices for distillers grains are currently on a downward trend because of oversupply primarily attributable to increased ethanol production. Continued increased supply of dried distillers grains on the market from other plants could reduce the price we will be able to charge for our distillers dried grains. This would have a negative impact on our future revenues once we become operational.
     Trends and Uncertainties Impacting the Corn and Coal Markets and Our Future Cost of Goods Sold
     If we are successful in becoming operational, our costs of our goods will consist primarily of costs relating to the corn and coal supplies necessary to produce ethanol and distillers grains for sale. We estimate that corn will constitute approximately 56% of our input costs once operational, and we estimate that approximately 7% of our costs will be for coal. We estimate that we will grind approximately 18 million bushels of corn each year. Corn yields nationwide have been better than expected, which may lead to an excess supply of corn and low corn prices as a result. However, increasing demand for corn from increased ethanol production or other changes in demand could keep corn prices higher than currently anticipated. Increases in corn prices may negatively impact our profitability when we become operational by increasing our cost of goods sold and reducing our net operating income.
     Coal is also an important input commodity to our manufacturing process. We anticipate that we will use approximately 300 tons of coal per month once we become operational. We will dependent on the price of coal, which is subject to and determined by market forces over which we have no control. We anticipate that the agreement with our coal supplier will protect us from extreme price changes for the term of the agreement, which ends on January 1, 2008. However, our agreement allows for changes in price due transportation costs and inflation. Furthermore, there can be no assurance that we will be able to enter into a similar agreement following the expiration of our current contract. Although coal prices and supplies have historically been more stable than many other forms of energy, this may not be true in the future. Higher coal prices will produce lower profit margins due to an increase in costs. If a period of high coal prices were to be sustained for some time, such pricing may result in increased costs of producing ethanol and reduce our profitability.
Liquidity and Capital Resources
     Sources of Funds
     The total project cost for the ethanol plant is estimated to be approximately $93,600,000, assuming no unknown material changes are required. We have financed the construction of the ethanol plant with a combination of equity and debt capital. We initially raised equity from our seed capital investors and our offering registered with the state of Iowa, debt financing and grants. The following schedule sets forth our sources of funds from our offering proceeds and our debt financing proceeds:

		Percent of
Source of Funds		Total
Member Equity, Public Offering	$38,118,750	41%
Member Equity, Seed Capital	$962,000	1%
Term Debt	$49,000,000	51%
Other Loans	$5,250,000	6%
Other Sources of Funds	$848,330	1%

Total Sources of Funds	$94,179,080	100.00%
     As of September 30, 2005, the Company had the following consolidated assets: cash and cash equivalents of $7,511,537, current assets of $7,555,581 and total assets of $43,084,240. As of September 30, 2005, the Company had total current liabilities of $3,343,462 and long-term debt of $1,100,000. Members’ equity was $38,640,778 as of September 30, 2005 and consisted of an accumulated deficit of $45,577 and members’ contributions, net of the cost of raising capital, of $38,686,355. The Company had no revenues from the date of inception (May 19, 2004) to September 30, 2005.
     We have received three grants totaling $75,000. We received a $20,000 grant from the Iowa Department of Economic Development. In addition, we received a $50,000 grant from the Iowa Corn Promotion Board and a $5,000 grant from the Iowa Farm Bureau Foundation.
     In March 2005, we closed on our debt financing with CoBank, ACB, (the “Bank”). We entered into a $39,000,000 construction and term loan, at a variable interest rate based on our selection of LIBOR plus 3.25%, or prime plus .45%. The agreement requires that we make 30 principal payments of $1,250,000 per quarter commencing on December 2006, with the final installment due May 2014. In addition, we must make an additional principal payment for each September 30 year end through September 2008 equal to 75% of “Free Cash Flow,” as defined by our agreement with Co-Bank.
     In addition, we have a $10,000,000 construction/revolving term credit agreement with Co-Bank. This agreement provides for a variable interest rate based on our selection of LIBOR plus 3.25%, or prime plus .45%. Our borrowings under this agreement is subject to borrowing base restrictions as defined in the agreement. In addition, the construction/revolving term credit agreement contains a decreasing commitment provision or $2,000,000 semiannually that commences upon the maturity of the $39,000,000 construction term loan, with a final maturity date of September 2016. In addition, we have available to us a $4,000,000 revolving credit agreement with Co-Bank. The revolving credit agreement expires in April 2007, at which time any outstanding principal is due.
     We executed a mortgage in favor of the Bank creating a first lien on substantially all of our assets, including our real estate and plant and all personal property located on our property for the loan and credit agreements discussed above. As of September 30, 2005, we had not borrowed any funds on our construction loan, the construction/revolving term credit agreement or the revolving credit agreement.
     We have subordinated debt financing of approximately $5,250,000. This includes a subordinated note of $1,250,000 payable to Fagen, Inc. at an interest rate of 4% and a $1,100,000 note payable to Fagen, Inc. at an interest rate of 5%. We also entered into a $500,000 loan agreement with the Iowa Department of Transportation in February 2005. Under the agreement, the loan proceeds will be disbursed upon submission of paid invoices and interest at 2.11% begins to accrue on January 1, 2007. In addition, we have a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. As of September 30, 2005, the proceeds of these loans had not yet been funded. The $300,000 loan does not impose any interest, and the $100,000 loan is forgivable upon the completion of the ethanol plant. Finally, we will pay Fagen $1,000,000 in subordinate debt for the early completion bonus and $1,000,000 in subordinate debt for the production bonus, if the conditions for payment of those bonuses are met.
Use of Proceeds

     The following table describes the estimated use of our offering and debt financing proceeds. The figures are estimates only, and the actual uses of proceeds may vary significantly from the descriptions given below.

Estimated Use of Offering and Debt Proceeds:
Plant Construction (including change orders and bonuses)[1]	$71,139,500	76.0%
Other Construction Costs	757,733	.8%
Land and Site Development and Utilities Work	5,307,065	5.7%
Fire Protection and Water Supply	1,774,252	1.9%
Rolling Stock	200,000	.2%
Administration Building, Computer System, and Furnishings	770,156	.8%
Railroad	2,300,664	2.5%
Construction Insurance Costs	151,773	.2%
Capitalized Interest	900,000	1.0%
Offering and Debt Financing Costs	765,000	.8%
Organizational Costs	85,000	.1%
Start-up Costs (including inventory)	9,448,857	10.1%

Total Estimated Use of Proceeds	$93,600,000	100%

     1Includes two change orders made subsequent to September 30, 2005.
     Our design-build agreement with Fagen provided a fixed fee of $70,401,015 to build our plant. As of September 30, 2005, we had approved two change orders totaling $715,475. One change order was for $373,500 for a complete water pretreatment system, and the second change order was for $341,975 for equipment relating to rail and DDGS loadout. As of September 30, 2005, we have paid Fagen $30,140,559 for construction services, leaving $40,975,000 of future commitment under the design-build agreement. We expect that $37,725,000 of this amount will be paid in 2006, with the remaining $3,250,000 payable under a credit agreement with Fagen.
     In addition to our long-term debt obligations, we have certain other contractual cash obligations and commitments. The following tables provide information regarding our consolidated contractual obligations and commitments as of September 30, 2005:

		Payment Due By Period
			One to	Three to
		Less than	Three	Five	More than Five
Contractual Cash Obligations	Total	One Year	Years	Years	Years
Long-Term Debt Obligations	$1,100,000	$—	$—	$—	$1,100,000
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	7,054	5,192	1,862
Purchase Obligations[1]
Plant Const. Commitments[2]	44,033,847	42,783,847			1,250,000
Coal Supplier Commitment	4,672,000	1,544,000	3,128,000
Energy Consultant Contract	14,500	14,500
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet Under GAAP	—	—	—	—	—
Total Contractual Cash Obligations	$49,827,401	$44,347,539	$3,129,862	$—	$2,350,000

1Does not include anticipated future purchase of manufacturing inputs such as corn and coal as described elsewhere in this registration statement.
2Plant construction commitments will be funded by the contruction term loan and revolving term credit facility, $39,000,000 and $10,000,000, respectively. As of September 30, 2005, there was no loan commitment balance outstanding.
Estimated maturities of Long-Term Debt to fund plant construction commitments:

1-3 Years	$16,250,000
4-5 Years	$10,000,000
More than 5 Years	$17,783,847

Total	$44,033,847

Off-balance Sheet Arrangements
     We have no off-balance sheet arrangements.
Market Risk
     In an attempt to minimize the effects of the volatility of corn costs on operating profits, we will likely take hedging positions in corn futures markets. Hedging means protecting the price at which we buy corn and the price at which we will sell our products in the future. It is a way to attempt to reduce the risk caused by price fluctuation. The effectiveness of hedging activities is dependent upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts. Hedging activities can result in costs to us because price movements in grain contracts are highly volatile and are influenced by many factors beyond our control and these costs may be significant. We do not currently own any derivative instruments.
ITEM 3. DESCRIPTION OF PROPERTY
     Our property consists primarily of the ethanol plant site in Nevada, Iowa, and the ethanol plant, which was approximately 72% complete on December 25, 2005. The ethanol plant is located on an approximately 160 acre rural site located near Nevada, Iowa on the Lincoln Highway. The site is adjacent to the Union Pacific rail line, which serves the ethanol plant. When operational, we expect that the plant will process approximately 18 million bushels of corn per year to produce approximately 50 million gallons of ethanol. We expect that the construction of the plant will be completed in May 2006.
     The site will also contain improvements such as rail tracks and a rail spur, landscaping, drainage systems and paved access roads.
     All of our tangible and intangible property, real and personal, serves as the collateral for the debt financing with CoBank, which is described above under ITEM 2-FINANCIAL INFORMATION, Liquidity and Capital Resources. Money borrowed under the Iowa Department of Economic Development loan is also secured by substantially all of the company’s assets, but is subordinate to the agreements with Co-Bank. In addition, the loan with the Iowa Department of Transportation (also discussed above) is secured by all rail track material constructed as part of the plant construction and is also subordinate to our agreement with Co-Bank.
ITEM 4. SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

	Name and Address of Beneficial	Amount and Nature of	Percent of
Title of Class	Owner	Beneficial Ownership	Class
Membership Units	William Couser, Director/Chairman	413.98%
	20408 620th Ave, Nevada, IA 50201

Membership Units	Jeff Taylor, Director/Vice President	400.95%
	55850 170th St., Ames, IA 50010

Membership Units	Timothy Fevold, Director/Secretary	101.24%
	57476 190th St., Ames, IA 50010

Membership Units	Terrill L. Wycoff, Director/Treasurer	225.53%
	2137 Polk Drive, Ames, IA 50010

Membership Units	Sam Cogdill, Director	101.24%
	3737 155th St., Dunlap, IA 51524

	Name and Address of Beneficial	Amount and Nature of	Percent of
Title of Class	Owner	Beneficial Ownership	Class
Membership Units	David Eggers, Director	201.48%
	2124 Eastman Ave., State Center, IA
	50247

Membership Units	James J. Penney, Director	76.18%
	2936 Cypress Circle, Ames, IA 50014

Membership Units	Kim Supercynski, CFO	25.06%
	25339 Byron Cir., Nevada, IA 50201

Membership Units	Richard Brehm, President/CEO	0	0%
	412 8th St. NW, Mt. Vernon, IA 52314

Membership Units	Joyce Wright, Director	101.24%
	26465 605th Ave., Nevada, IA 50201

Membership Units	James Hill, Director	101.24%
	3139 500th St., Ellsworth, IA 50075

Membership Units	Vale Peter, Director	101.24%
	126 East St., Roland, IA 50236

Membership Units	John Hall, Director	153.36%
	2605 NE 188th Ave., Ankeny, IA
	50021

Membership Units	Brian L. Conrad, Director	479	1.14%
	11280 NW 103rd Ct., Granger, IA
	50109

Membership Units	Carl Bergstrom, Director	50.12%
	860 250th Street, Ogden, IA 50212

Membership Units	James Magnuson, Director
	11698 Highway F62E, Sully, IA 50251	85.20%

Totals		2,612	6.21%
     None of our members owns more than a 5% interest in the Company.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS
     The business and affairs of Lincolnway Energy, LLC are managed by and under the direction of a 15 person board of directors. In addition, we employ a chief executive officer and a chief financial officer, in addition to a plant manager, commodities manager, and controller. The table below lists the directors, officers and key employees of Lincolnway Energy and their addresses.

Name	Position	Address
Richard Brehm	President and Chief Executive Officer	912 First Street
Nevada, IA 50201
Kim Supercynski	Chief Financial Officer	25339 Byron Circle
Nevada, IA 50201
William Couser	Director and Chairman	20408 620th Ave
Nevada, IA 50201

Name	Position	Address
Jeff Taylor	Director and Vice President	55850 170th Street
Ames, Iowa 50010
Timothy E. Fevold	Director and Secretary	57476 190th St.
Ames, IA 50010
Terrill L. Wycoff	Director and Treasurer	2137 Polk Drive
Ames, IA 50010
Sam Cogdill	Director	3737 155th St.
Dunlap, IA 51524
David Eggers	Director	2124 Eastman Ave.
State Center, IA 50247
James J. Penney	Director	2936 Cypress Circle
Ames, IA 50014
Joyce Wright	Director	26465-605th Ave.
Nevada, IA 50201
James Hill	Director	3139 500th St.
Ellsworth, IA 50075
Vale Peter	Director	126 East St.
Roland, IA 50236
John Hall	Director	2605 NE 118th Ave.
Ankeny, IA 50021
Brian L. Conrad	Director	11280 NW 103rd Ct.
Granger, IA 50109
Carl Bergstrom	Director	936 I Ave.
Ogden, IA 50210
James Magnuson	Director	11698 Highway F62E
Sully, IA 50251
Rick Vaughan	Director	115 Oak St.
Hubbard, IA 50122
Larson Dunn	Plant Manager	825 T Avenue Apt #43
Nevada, IA 50201
Ron Gates	Commodities Manager	1060 Forty Oaks Drive
Story City, IA 50248
Kristine Strum	Controller	2608 Southridge Circle
Ames, IA 50014
Business Experience of Directors and Officers
     The following is a brief description of the business experience and background of our officers and directors:
     Richard Brehm, President and Chief Executive Officer. Age 52. Originally from central Wisconsin, Mr. Brehm holds a degree in agriculture from Iowa State University. He started his professional career as the manager of a liquid fertilizer production plant in western Iowa and has held various local and corporate management positions in feed and grain industries prior coming to the ethanol industry in 1995. During the last two years Mr. Brehm served as the general manager for three start-up ethanol companies.
     Kim Supercynski, Chief Financial Officer. Age 43. Mrs. Supercynski graduated from Iowa State University with a B.B.A in Accounting. She is a certified public accountant and a certified treasury professional. Mrs. Supercynski has fourteen years of experience corporate accounting and six years of experience in public accounting. For the last ten years, she was employed by a large international agricultural business as their corporate controller.
     William Couser, Director and Chairman. Age 51. Mr. Couser graduated from Nevada High School in 1973. Following high school, he earned a degree from Des Moines Area Community College in Diesel Mechanics & Heavy Equipment. Mr. Couser then worked for Deere & Company two years and started farming in 1977. His farm operation includes row crops and cattle. He has served on many county, state and national Cattlemen’s Boards and the Farm Bureau Board He is President of the Story County Extension Council and is Beef Superintendent at the Story County fair. Mr. Couser has been a director and chairman of the Board since its inception. Prior to July 13, 2005, Mr. Couser served as interim President and CEO.
     Jeff Taylor, Director and Vice President. Age 39. Mr. Taylor is a graduate of Iowa State University with a degree in Farm Operations and Ag Studies. He is a fifth generation farmer and owns and operates farms in Story County. He is currently vice-president of the Heart of Iowa Cooperative and has served as vice president since Lincolnway Energy’s inception.
     Timothy E. Fevold, Director and Secretary. Age 45. Mr. Fevold has been employed by Hertz Farm Management, managing farms since 1982. Mr. Fevold is a licensed real estate broker and has acquired and sold property for clients throughout central Iowa. He has served as a director of Lincolnway Energy since its inception.
     Terrill L. Wycoff, Director and Treasurer. Age 63. Mr. Wycoff has over 44 years experience in banking and presently serves as Executive Vice President of First National Bank in Ames, Iowa. He is a member of the Board of Directors of First National Bank in Ames and State Bank and Trust Co. in Nevada. He has served as a director of Lincolnway Energy since its inception.
     Sam Cogdill, Director. Age 56. Mr. Cogdill graduated from Iowa State University with a degree in Agricultural Business and Accounting. He has also been employed by Agrico Fertilizer Co. as a plant manager and an area manager for four states. Since 1979, he and his brothers Pat and Frank have owned and operated Cogdill Farm Supply Inc., with Sam serving as President. He is also owner and operator of a grain farm. Mr. Cogdill is currently serving as President and Director of Amaizing Energy of Denison, Iowa, which operates a 40 million gallon per year fuel ethanol plant. He has served as a director of Lincolnway Energy since its inception.
     David Eggers, Director. Age 57. Mr. Eggers has farmed in the State Center area for 33 years. His operation includes traditional corn and soybean rotation with a wean-to-finish swine operation and a small feed yard. In addition, Mr. Eggers owns a retail anhydrous ammonia service that serves area farmers. He has served as a director of Lincolnway Energy since its inception.
     James J. Penney, Director. Age 59. Mr. Penney is a certified professional agronomist and is the General Manager of Heart of Iowa Cooperative, which is a grain and farm supply cooperative that had sales of $88 million in 2003. Mr. Penney has served as a director of Lincolnway Energy since its inception.
     Joyce Wright, Director. Age: 56. Mrs. Wright has been employed by the United States Department of Agriculture at the Story County Farm Service Agency in Nevada, Iowa since 1999. Mrs. Wright is currently employed as a program technician for the FSA Loan Programs and Commodity Credit Corporation. She has served as a director of Lincolnway Energy since its inception.
     James Hill, Director. Age 60. Mr. Hill farmed with his father until his father’s death in 1992. Currently, he is an advisory council member for Farm Credit Services of America. He has served as a director of Lincolnway Energy since its inception.
     Vale Peter, Director. Age 72. Mr. Peter spent over thirty-nine years in agribusiness, including thirty-four years as the General Manager of Heart of Iowa Cooperative. Mr. Peter is current Director of Homestead Housing Coop and the Record Printing Company. He has served as a director of Lincolnway Energy since its inception.
     John Hall, Director. Age 58. Mr. Hall currently farms with his two sons on a Century Family Farm in rural Ankeny. The family has a cattle feeding business that has been in operation for the last 125 years. The Halls also own a brokerage business that involves the supply and sale of co-products such as distillers grains and wet feeds. He has served as a director of Lincolnway Energy since its inception.

     Brian L. Conrad, Director. Age: 44. Mr. Conrad graduated from Graceland University. He has been employed with John Deere Credit since 1988 and has held various positions in that capacity including credit operations, sales and marketing. Mr. Conrad is currently Business Development Manager for the wind energy group. He has served as a director of Lincolnway Energy since its inception.
     Carl Bergstrom, Director. Age 62. Mr. Bergstrom’s experience includes farming and working as an agronomist in a family-owned fertilizer, chemical and seed business. Currently, he is employed by West Central Cooperative as an Agronomist. He has served as a director of Lincolnway Energy since its inception.
     James Magnuson, Director. Age 52. Mr. Magnuson is presently is employed as General Manager for Sully Cooperative Exchange in Sully, IA, a position he has held for over 8 years. Mr. Magnuson is currently serving on the Cooperative Credit Company Board in Sioux Center, IA and the Agribusiness Association of Iowa Board. Mr. Magnuson also serves on the Board of Directors of Synergy, LLC, which is a 4,800 sow farrow-to-finish hog operation that has production facilities located in Iowa and Missouri. He has served as a director of Lincolnway Energy since its inception.
     Rick Vaughan, Director. Age 46. Mr. Vaughan has been the General Manager of Prairie Land Cooperative since February of 1995. Prairie Land Cooperative is a full service grain and farm supply cooperative headquartered in Hubbard, Iowa that primarily operates in Hardin and Hamilton Counties. He has served as a director of Lincolnway Energy since its inception.
     Larson Dunn, Plant Manager. Age 50. Mr. Dunn was hired as our plant manager on October 17, 2005. Prior to his employment with us, he was employed as a mill/fermentation superintendent at ADM. Mr. Dunn was also previously employed as a plant chemist at Williams Bio Ethanol.
     Ron Gates, Commodities Manager. Age 62. Mr. Gates was hired on August 1, 2005 as our commodities manager. He was previously employed as a grain division manager at Heart of Iowa Cooperative.
     Kristine Strum, Controller. Age 40. Ms. Strum was hired on December 12, 2005, as our controller. Her previous experience includes employment by Iowa Newspapers, Inc. as a controller.
ITEM 6. EXECUTIVE COMPENSATION
     William Couser, Jeff Taylor, Timothy E. Fevold, and Terrill L. Wycoff are serving as Chairman, Vice President, Secretary and Treasurer of the Company, respectively, and without compensation. We will reimburse our officers for expenses incurred relating to services rendered on the Company’s behalf. We do not have any employment agreements with any officer or director. Although we do not have a written employment agreement with Richard Brehm, our chief executive officer, we anticipate that Mr. Brehm’s yearly compensation will be $125,000 per year. In addition, Mr. Brehm may be eligible for bonuses.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Since our inception, we have engaged in several transactions with the following related parties:
     Heart of Iowa Cooperative
     Heart of Iowa Cooperative owns 200 units in Lincolnway Energy, which is .48% of the outstanding units in the company. Jeff Taylor, our vice president and a director of our company, is also currently vice president of Heart of Iowa Cooperative. Another director of our company, James Penney, is the general manager of Heart of Iowa Cooperative, and Vale Peter, director, is Heart of Iowa Cooperative’s former general manager.

     The Amended and Restated Grain Handling Agreement we entered into on January 24, 2006 with Heart of Iowa Cooperative allows us to obtain up to 50% of the corn we need to produce ethanol and distillers grains from Heart of Iowa’s Nevada facility. We expect that the remainder of the corn needed for our operations will be obtained from other Heart of Iowa Cooperative facilities or other licensed grain dealers. Heart of Iowa has granted us a right of way for railroad track situated on Heart of Iowa real estate. Both Heart of Iowa and the Company have executed reciprocal easements for the frontage road. Heart of Iowa Cooperative is a licensed grain dealer and has locations throughout Story County, Iowa. Heart of Iowa is also a member of the Company. Our agreement with Heart of Iowa Cooperative may be terminated upon six month’s notice and payment of $2,000,000 by the terminating party, reduced by $50,000 for each completed year of the agreement. We currently rely upon our agreement with Heart of Iowa Cooperative for a portion of our corn supply, a portion of the access roads and rail to the ethanol plant, and for other equipment relating to distillers grains and ethanol handling. Any loss of our relationship with Heart of Iowa Cooperative may delay or prevent us from commencing operations and negatively impact our ability to operate profitably.
     Matt Crouse
     Matt Crouse owns 30 units in Lincolnway Energy, LLC, which is less than 1% of the units outstanding. On February 23, 2004, we entered into a consulting agreement with Mr. Crouse as an independent contractor whereby he agreed to provide consulting services including assistance with the planning and development of the ethanol plant, project coordination services and other duties. In return for these services, Mr. Crouse was paid a weekly salary in addition to a one-time bonus payable upon our acceptance of a business plan prepared by him; a one-time bonus upon receipt of a specified amount in our escrow account; a one-time bonus upon receipt of the loan commitment for required debt capital; and a one-time bonus payable upon closing of the senior loan documents.
ITEM 8. LEGAL PROCEEDINGS
     The Company is not currently subject to any material legal proceedings or claims.
ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS
     Our membership units are not traded on any public market. Our issued and outstanding units are exempt from registration with the U.S. Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). In July 2004, we registered our units with the State of Iowa. We registered a minimum of 16,600 units and a maximum of 43,684 units at an offering price of $950 per unit prior to September 30, 2004, $975 from November 1, 2004 to November 30, 2004, and $1,000 after November 30, 2004. The offering commenced on July 21, 2004 in the State of Iowa and closed on December 22, 2004. There were no sales of our units in the last fiscal quarter or the last fiscal year because the terms of our operating agreement prohibit any unit sales pending the substantial completion of our ethanol plant. Currently, the expected completion date for construction of the plant is May 2006.
     As of September 30, 2005, the Company had 42,049 units issued and outstanding and a total of 977 unit-holders. As of September 30, 2005, we had not made any distributions to our unit-holders. We are unlikely to make any distributions to our unit-holders until we commence plant operations and generate revenues from plant operations. Revenues generated from plant operations will be distributed by the limited partnership to us in proportion to our equity ownership in the limited partnership. We expect to generate revenues from operations approximately five days after plant operations commence.
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
     In early 2004, we sold 1,924 of our membership units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $962,000. We claimed exemption from federal registration with respect to our unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings), and state registration due to application of Iowa Code Section 502.203(9) regarding small issuers. From July 21, 2004 to December 22, 2004, we sold a total of 40,125 units, which were registered and offered in the State of Iowa, to residents of the State of Iowa, but are exempt from registration with the U.S. Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We sold 40,125 units at a price of $950 per unit. From our 40,125 unit sales we received total aggregate proceeds of approximately $38,118,750. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.
ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
     We currently have 42,049 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization and operating agreement attached as exhibits to this registration statement.
     Each unit holder is a member of our company and has the right to receive a share of the company’s profits and losses, to receive distributions of the company’s assets, if and when declared by our directors, and to participate in the distribution of the company’s assets in the event the company is dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or the company admits a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event the company is liquidated or terminated.
Voting Rights
     Each unit holder is entitled to one vote per unit owned; however, our operating agreement provides that investors (together with related parties and affiliates) cannot cast a membership voting ballot which purports to vote more than 5% of our issued and outstanding units. Investors may vote their units in person or by proxy on all matters coming before a unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.
     Our operating agreement provides that the directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:
•	Permit the company to engage in any activity that is not consistent with the purposes of the company as set forth in the operating agreement;

•	Knowingly do any act in contravention of the operating agreement or which would make it impossible to carry on the ordinary business of the company;

•	Possess company property, or assign rights in specific company property, for other than a company purpose; or

•	Cause the company to voluntarily take any action that would cause a bankruptcy of the company.
     In addition to the above actions, the directors must receive consent of holders of a majority of the membership voting interests to do the following:
•	Merge, consolidate, exchange or otherwise dispose of all of the company’s property, except for a liquidating sale of the property in connection with the dissolution of the Company;

•	Confess a judgment against us in excess of $500,000;

•	Issue units at a price less than $500 per unit;

•	Issue more than an aggregate of 45,608 units; and

•	Cause us to acquire any equity or debt securities of any director or any of his affiliates, or otherwise make loans to any director or any of his affiliates.
     Our operating agreement may be amended by the affirmative vote of the holders of a majority of the units constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member, without that member’s consent. Voluntary dissolution of our company may be effected only upon the prior approval of a 75% majority of the membership voting interests.
Transfer Restrictions
     An investor’s ability to transfer our units is restricted by federal and state securities laws. The units are restricted securities under federal and state securities laws and may not be transferred absent registration or an exemption. In addition, our operating agreement restricts the transfer of units. Investors may not transfer their units prior to the time that our ethanol plant is substantially operational unless such transfer is:
•	To the investor’s administrator or trustee to whom such units are transferred involuntarily by operation of law, such as death; or

•	Made without consideration to or in trust for the investor’s descendants or spouse.
     Once we begin substantial operation of the ethanol plant, investors may transfer their units to any person or organization only if such transfer meets the conditions precedent to a transfer under our operating agreement and:
•	Has been approved by our directors in accordance with the terms of the operating agreement; or

•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.
     To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, or the NASDAQ Stock Market, or any other stock exchange. To help ensure that a market does not develop, our operating agreement prohibits transfers without the approval of the directors. The directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Under Iowa law, no director or officer will be liable for any of the Company’s debts, obligations or liabilities merely because he or she is a director or officer. In addition, Iowa law and our operating agreement contain an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the Company. The Company must also indemnify these individuals if they were serving another entity at our request. The Company must indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceedings. The Company’s indemnification obligations may include criminal or other proceedings.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Report of Independent Registered Public Accounting Firm
To the Board of Directors
Lincolnway Energy, LLC (A Development Stage Company)
Nevada, Iowa
We have audited the balance sheets of Lincolnway Energy, LLC (A Development Stage Company) as of September 30, 2005 and 2004, and the related statements of operations, members’ equity and cash flows for the year ended September 30, 2005, the period from May 19, 2004 (date of inception) to September 30, 2004 and the period from May 19, 2004 (date of inception) to September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincolnway Energy, LLC (A Development Stage Company) as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the year ended September 30, 2005, the period from May 19, 2004 (date of inception) to September 30, 2004 and the period from May 19, 2004 (date of inception) to September 30, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ McGladrey & Pullen, LLP
Des Moines, Iowa
October 28, 2005

Lincolnway Energy, LLC
(A Development Stage Company)
Balance Sheets
September 30, 2005 and 2004

	2005	2004

ASSETS (Notes 4 and 5)

CURRENT ASSETS
Cash and cash equivalents	$7,511,537	$417,896
Prepaid expenses	44,044	8,200

Total current assets	7,555,581	426,096

PROPERTY AND EQUIPMENT (Note 2)
Land	1,597,841	—
Buildings and improvements	108,040	—
Construction in progress	33,383,947	23,815
Office equipment	18,724	17,189
Equipment	24,027	16,027

	35,132,579	57,031
Accumulated depreciation	(7,387)	(1,166)

	35,125,192	55,865

OTHER ASSETS
Financing costs (Note 7)	401,467	15,000
Deferred offering costs (Note 7)	—	246,489
Land option (Note 2)	—	20,000
Investments	2,000	—

	403,467	281,489

	$43,084,240	$763,450

See Notes to Financial Statements.

	2005	2004

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,260,878	$40,958
Accrued expenses	82,584	4,270

Total current liabilities	3,343,462	45,228

LONG-TERM DEBT (Note 5)	1,100,000	—

COMMITMENTS (Notes 4, 6, 7 and 8)

MEMBERS’ EQUITY
Member contributions, net of issuance costs, 42,049 units outstanding 2005; 1,924 units outstanding 2004	38,686,355	962,000
(Deficit) accumulated during the development stage	(45,577)	(243,778)

	38,640,778	718,222

	$43,084,240	$763,450

Lincolnway Energy, LLC
(A Development Stage Company)
Statements of Operations
Year Ended September 30, 2005, Period from May 19, 2004 (Date of Inception)
     to September 30, 2004 and Period from May 19, 2004 (Date of Inception)
     to September 30, 2005

		May 19, 2004	May 19, 2004
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	September 30,	September 30,	September 30,
	2005	2004	2005

Revenues	$—	$—	$—

Expenses:
Consulting fees (Notes 7 and 8)	78,850	58,058	136,908
General and administrative	348,628	189,448	538,076

	427,478	247,506	674,984

(Loss) before other income	(427,478)	(247,506)	(674,984)

Other income:
Grants	73,141	—	73,141
Interest income	552,538	3,728	556,266

	625,679	3,728	629,407

Net income (loss)	$198,201	$(243,778)	$(45,577)

Weighted average units outstanding	32,816	1,636	21,429

Net income (loss) per unit — basic and diluted	$6.04	$(148.98)	$(2.13)

See Notes to Financial Statements.

Lincolnway Energy, LLC
(A Development Stage Company)
Statements of Members’ Equity
Year Ended September 30, 2005 and Period from May 19, 2004
     (Date of Inception) to September 30, 2004

		(Deficit)
		Accumulated
		During the
	Member	Development
	Contributions	Stage	Total

Balance, May 19, 2004 (date of inception)	$—	$—	$—
Issuance of 1,924 membership units	962,000	—	962,000
Net (loss)	—	(243,778)	(243,778)

Balance, September 30, 2004	962,000	(243,778)	718,222
Issuance of 40,125 membership units	38,118,750	—	38,118,750
Offering costs	(394,395)	—	(394,395)
Net income	—	198,201	198,201

Balance, September 30, 2005	$38,686,355	$(45,577)	$38,640,778

See Notes to Financial Statements.

Lincolnway Energy, LLC
(A Development Stage Company)
Statements of Cash Flows
Year Ended September 30, 2005, Period from May 19, 2004 (Date of
  Inception) to September 30, 2004 and Period from May 19, 2004
  (Date of Inception) to September 30, 2005

		May 19, 2004	May 19, 2004
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	September 30,	September 30,	September 30,
	2005	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$198,201	$(243,778)	$(45,577)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	6,221	1,166	7,387
Change in working capital components:
(Increase) in prepaid expenses	(35,844)	(8,200)	(44,044)
Increase (decrease) in accounts payable	(19,487)	25,173	5,686
Increase in accrued expenses	78,314	4,270	82,584

Net cash provided by (used in) operating activities	227,405	(221,369)	6,036

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(31,833,640)	(57,031)	(31,890,671)
Proceeds from sale of equipment	33,284	—	33,284
Payment of consideration for land option	—	(20,000)	(20,000)
Purchase of cost basis investment	(2,000)	—	(2,000)

Net cash (used in) investing activities	(31,802,356)	(77,031)	(31,879,387)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of membership units	38,118,750	962,000	39,080,750
Payments for offering costs, net	(163,691)	(230,704)	(394,395)
Payments for financing costs	(386,467)	(15,000)	(401,467)
Proceeds from long-term borrowings	1,100,000	—	1,100,000
Proceeds from short-term borrowings	639,166	—	639,166
Payments of short-term borrowings	(639,166)	—	(639,166)

Net cash provided by financing activities	38,668,592	716,296	39,384,888

Net increase in cash and cash equivalents	7,093,641	417,896	7,511,537

CASH AND CASH EQUIVALENTS
Beginning	417,896	—	—

Ending	$7,511,537	$417,896	$7,511,537

(Continued)

Lincolnway Energy, LLC
(A Development Stage Company)
Statements of Cash Flows (Continued)
Year Ended September 30, 2005, Period from May 19, 2004 (Date of
  Inception) to September 30, 2004 and Period from May 19, 2004
  (Date of Inception) to September 30, 2005

		May 19, 2004	May 19, 2004
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	September 30,	September 30,	September 30,
	2005	2004	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, cash paid for interest, net of amount capitalized	$3,954	$—	$3,954

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING AND FINANCING ACTIVITIES
Construction in progress included in accounts payable	$3,255,192	$—	$3,255,192
Deferred offering costs in accounts payable	(15,785)	15,785	—
See Notes to Financial Statements.

Lincolnway Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
Note 1. Nature of Business and Significant Accounting Policies
Principal business activity: Lincolnway Energy, LLC (the Company), located in Nevada, Iowa, was formed in May 2004 to pool investors to build a 50 million gallon annual production dry mill corn-based ethanol plant. As of September 30, 2005, the Company is in the development stage with its efforts being principally devoted to organizational, equity-raising activities and construction of the ethanol plant.
A summary of significant accounting policies follows:
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Concentrations of credit risk: The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.
Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
Deferred financing costs: Deferred financing costs associated with the construction and revolving loans discussed in Note 4 and the $39,000,000 construction and term loan discussed in Note 5 are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 12-year term of the agreement. As of September 30, 2005, the Company has not received any loan proceeds under these agreements.
Deferred offering costs: The Company classifies all costs directly related to raising capital as deferred offering costs until the capital is raised, at which point the costs will be reclassified as an offset to equity as issuance costs. A total of $394,395 of offering costs were reclassified as an offset to equity for the year ended September 30, 2005.
Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the construction of the ethanol plant, depreciation of such amounts will commence when the plant begins operations. Included in construction in progress is capitalized interest costs of $51,927 for the year ended September 30, 2005. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Office equipment	5 - 7
Equipment	5 - 7
Maintenance and repairs are expenses as incurred; major improvements and betterments are capitalized.
Income taxes: The Company is organized as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company’s earnings and losses are included in

Lincolnway Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.
Earnings per unit: Earnings per unit has been computed on the basis of the weighted average number of units outstanding during each period presented. Units issuable relating to subscribed units (see Note 3) as of September 30, 2004 have not been included in the computation because their inclusion would have reduced the loss per unit applicable to the net loss for the period May 19, 2004 (date of inception) to September, 30, 2004.
Grants: The Company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant.
Organizational costs and startup costs: The Company expenses all organizational and startup costs as incurred.
Fair value of financial instruments: The carrying amounts of cash and cash equivalents, accounts payable and accrued expenses approximate fair value.
Note 2. Land Option
The Company entered into an option agreement on April 21, 2004 with an unrelated entity to purchase approximately 63.88 acres of land for $638,800. The Company paid option consideration of $20,000. The Company exercised the option on November 8, 2004 and remitted the remaining $618,800. The option and purchase price are included in land on the September 30, 2005 balance sheet.
Note 3. Members’ Equity
The Company was formed on May 19, 2004. It was initially capitalized by the issuance of 1,924 membership units totaling $962,000 to the founding members of the Company. The Company has one class of membership units. All the Board of Directors own a membership interest in the Company.
In June 2004, the Company issued an Iowa registered offering of membership units. The offering required the investors to submit a 10% deposit with their subscription agreement and execute a demand note for the remaining balance. The subscription deposits remained in escrow until the Company received $16,600,000 in subscription proceeds and received a written debt financing commitment sufficient to construction and operate the ethanol plant. As of September 30, 2004, the Company had subscriptions for 40,125 membership units and proceeds totaling $38,118,750. The funds were released from escrow and the membership units issued upon the closing of the offering on December 22, 2004.
Income and losses are allocated to all members based on their pro rata ownership interest. Units may be issued or transferred only to persons eligible to be members of the Company and only in compliance with the provisions of the operating agreement.
Note 4. Construction and Revolving Loan/Credit Agreements
In March 2005, the Company entered into a $10,000,000 construction/revolving term credit facility and a $4,000,000 revolving credit agreement with a financial institution. Borrowings under the credit facility and revolving credit agreement include a variable interest rate based on LIBOR plus 3.25% or prime plus .45%

Lincolnway Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
as selected by the Company for each advance under the agreement. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility and revolving credit agreement require the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company’s assets. The construction/revolving term credit facility contains a decreasing commitment provision of $2,000,000 semiannually that commences upon the maturity of the $39,000,000 construction and term loan described in Note 5, with a final maturity date of September 2016. The revolving credit agreement expires in April 2007 at which time the principal outstanding is due. The agreements also include certain prepayment penalties. There was no balance outstanding under the construction/revolving term credit facility and revolving credit agreement as of September 30, 2005.
Note 5. Long-Term Debt
Long-term debt consists of the following as of September 30, 2005 and 2004:

	2005	2004

Note payable to contractor, interest-only quarterly payments at 5% due through maturity date of November 2014, secured by real estate and subordinate to financial institution debt commitments in Notes 4 and 5	$1,100,000	$—

Less current maturities	—	—

	$1,100,000	$—

Presented below are other loan commitments and agreements in place as of September 30, 2005.
In March 2005, the Company entered into a $39,000,000 construction and term loan with a financial institution. Borrowings under the term loan include a variable interest rate based on LIBOR plus 3.25% or prime plus .45% as selected by the Company. The agreement requires 30 principal payments of $1,250,000 per quarter commencing in December 2006 through March 2014, with the final installment due May 2014. In addition, for each September 30 year-end, beginning with September 30, 2006 and ending with September 30, 2008, the Company shall also make an additional principal payment equal to 75% of “Free Cash Flow” as defined in the agreement. The agreement requires the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company’s assets. The agreement also includes certain prepayment penalties. There was no balance outstanding under this term loan agreement as of September 30, 2005.
On December 8, 2004, the Company signed an agreement with a contractor for construction of the ethanol plant for a lump sum price of $70,401,015 as described below and in Note 8. The agreement states that $67,151,015 will be paid in cash and the remaining $3,250,000 will be payable through a credit facility with the contractor under the following terms and conditions: $1,250,000 in subordinate debt consisting of a 15-year note bearing interest at 4%, unsecured, payable quarterly at substantial completion of the plant. Plus, if substantial completion occurs on or before March 1, 2006, the Company will pay the contractor $1,000,000 in subordinate debt consisting of a five-year note bearing interest at 4%, unsecured, payable quarterly beginning at the substantial completion of the plant. Plus, if production of the plant exceeds 4.34 million gallons of denatured ethanol during the month of the six-month period immediately following substantial completion (qualification period), the Company will pay the contractor $1,000,000 in subordinated debt consisting of a 10-year noninterest-bearing note, unsecured, payable quarterly. If during the qualification period, the Company chooses to operate the plant at a reduced rate, then the qualification

Lincolnway Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
period shall be correspondingly extended. If substantial completion does not occur on or before March 1, 2006, or the ethanol production does not exceed 4.34 million gallons during the qualification period, the contractor shall not be entitled to additional payments of $2,000,000 as described above. The debt is subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in Note 4. There were no amounts disbursed or due under this arrangement as of September 30, 2005.
The Company entered into a $500,000 loan agreement with the Iowa Department of Transportation in February 2005. The proceeds will be disbursed upon submission of paid invoices. Interest at 2.11% will begin accruing on January 1, 2007. Principal payments will be due semiannually through July 2016. The loan is secured by all rail track material constructed as part of the plan construction. The debt is subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in Note 4.
The Company also has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The proceeds have not been funded as of September 30, 2005. The $300,000 loan is noninterest-bearing and due in monthly payments of $2,500 beginning December 2006 and a final payment of $152,500 due November 2012. Borrowings under this agreement are collateralized by substantially all of the Company’s assets and subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in Note 4. The $100,000 loan is forgivable upon the completion of the ethanol production facility.
Note 6. Lease Commitments
The Company leases office space under a long-term operating lease from an unrelated third party. The original term of the lease is 18 months, beginning May 15, 2004, with an option for an additional six months thereafter. The Company shall pay installments of $1,000 per month. In addition, the Company leases a copier under a long-term operating lease that will expire in June 2007. The lease calls for monthly payments of $266 plus applicable taxes.
Minimum lease payments under these operating leases for future years are as follows:

Years ending September 30:
2006	$5,192
2007	1,862

$7,054

Rent expense totaled $20,564, $7,464 and $28,028, respectively, for the year ended September 30, 2005, for the period from May 19, 2004 (date of inception) to September 30, 2004 and for the period from May 19, 2004 (date of inception) to September 30, 2005.
Note 7. Related-Party Transactions
In February 2004, the Company signed an agreement for project coordination services with an individual who later became a member of the Company. The fees for this service included $1,154 per week and reimbursement of eligible expenses. In addition, the agreement called for bonuses upon completion of the business plan, equity-raising, loan commitment and loan closing in the amounts of $20,000, $50,000,

Lincolnway Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
$50,000 and $75,000, respectively. The $50,000 equity-raising bonus was included in deferred offering costs and the $50,000 and $75,000 loan-related bonuses were included in financing costs on the September 30, 2005 balance sheet. Consulting expenses under this agreement totaled $53,850, $58,058 and $111,908 for the year ended September 30, 2005, period from May 19, 2004 (date of inception) to September 30, 2004 and period from May 19, 2004 (date of inception) to September 30, 2005, respectively. The agreement was terminated in July 2005. At that time the Company hired a general manager to replace the contract services.
The Company entered into an agreement with the Heart of Iowa Coop, a member of the Company, to provide up to 50% of the requirement of corn for use in the operation of the ethanol plant. The agreement becomes effective when the Company begins accepting corn for use at the ethanol plant and will continue for a period of 20 years. The Company will pay a handling fee of $.075 per bushel of corn purchased and delivered by the related party and $.03 per bushel of corn purchased by the Company. The agreement also provides for the use of certain grain handling assets owned by the related party. The agreement may be terminated before the end of the term by providing six months’ notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination.
Note 8. Commitments
The total cost of the project, including the construction of the ethanol plant and start-up expenses, is expected to be approximately $93,600,000. The Company is funding the development of the ethanol plant by using the total equity raised of $38,700,000 and securing financing of approximately $54,900,000.
On December 8, 2004, the Company entered into an agreement with a design-build contractor for construction of the ethanol plant for a lump sum price of $70,401,015. The agreement states that $67,151,015 will be paid in cash and the remaining $3,250,000 will be payable through a credit facility with the contractor under the terms and conditions described in Note 5. As of September 30, 2005, the agreement has had two change orders approved and added to the original contract price totaling, $715,475. The Company has made payments totaling $30,140,559 to the contractor for the year ended September 30, 2005, therefore approximately $40,975,000 future commitment remains as of September 30, 2005 of which $37,725,000 is expected to be paid in 2006, with the remainder of $3,250,000 due under the terms included in Note 5.
The Company has also entered into various other contracts during 2004 and 2005 for the construction of the ethanol plant, office building, rail track and acquisition of equipment with a future commitment of approximately $3,058,000 as of September 30, 2005, which is expected to be paid in 2006.
In June 2004, the Company entered into an agreement with an unrelated entity for marketing, selling and distributing all of the ethanol produced by the Company. Under such pooling arrangements, the Company will pay the entity $.01 (one cent) per gallon for each gallon of ethanol sold. This agreement shall be effective until terminated by 45 days’ written notice. The agreement has an initial 12-month term. As of September 30, 2005, the ethanol plant is not operational and no amounts are due under this agreement.
In June 2004, the Company entered into an agreement with an unrelated entity for marketing, selling and distributing all of the distillers dried grains with solubles which are by-products of the ethanol plant. Under the agreement, the Company will pay the entity 2% of the plant price per ton actually received by the entity. The term of this agreement shall be for one year commencing as of completion and start-up of production of

Lincolnway Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
the plant. The agreement can be terminated by either party with 90 days’ written notice. As of September 30, 2005, the ethanol plant is not operational and no amounts are due under this agreement.
On September 7, 2004, the Company signed a letter of intent with an unrelated party to locate equipment for the capture and purchase of carbon dioxide (CO2). The term of a definitive agreement would be for 15 years from the date of execution.
On April 4, 2005, the Company entered into an agreement with an unrelated party to provide consulting and energy management services for the supply of coal and electricity to the ethanol plant. The initial term of the agreement commenced April 1, 2005 with a 12-month term through March 2006. The agreement will be month-to-month after the initial term. The service fees are $2,900 per month over the term of the agreement.
On July 14, 2005, the Company entered into an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement includes the purchase of coal at a cost per ton and a transportation cost per ton as defined in the agreement. If the Company fails to purchase the minimum number of tons of coal for calendar 2006 and 2007, the Company shall pay an amount per ton multiplied by the difference of the minimum requirement and actual quantity purchased. The calendar year 2006 and 2007 purchase commitments total $1,544,000 and $3,128,000, respectively.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     McGladrey & Pullen, LLP is the Company’s independent auditor at the present time. The Company has had no disagreements with the reports issued by their auditors.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
     The following exhibits and financial statements are filed as part of, or are incorporated by reference into, this report:
(1) Financial Statements – Reference is made to the “Index to Financial Statements” of Lincolnway Energy, LLC located under Item 13 of this registration statement for a list of the financial statements and schedules for the fiscal year ended September 30, 2005 included herein.
(2) All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the Financial Statements or notes thereto.
(3) The exhibits we have filed herewith or incorporated by reference herein are identified in the list set forth below.
The following exhibits are filed as part of this report:

Exhibit 3.1	Articles of Organization

Exhibit 3.2	Operating Agreement

Exhibit 10.1	Design/Build Contract between Lincolnway Energy, LLC and Fagen, Inc.*

Exhibit 10.2	Master Loan Agreement between Lincolnway Energy, LLC and Farm Credit Services of America

Exhibit 10.3	Construction and Term Loan Supplement between Lincolnway Energy, LLC and Farm Credit Services of America

Exhibit 10.4	Construction and Revolving Term Loan Supplement between Lincolnway Energy, LLC and Farm Credit Services of America

Exhibit 10.5	Loan Agreement between Lincolnway Energy, LLC and Iowa Department of Transportation

Exhibit 10.6	Ethanol Fuel Marketing Agreement between Lincolnway Energy, LLC and Renewable Products Marketing Group

Exhibit 10.7	Distiller’s Grain Marketing Agreement between Lincolnway Energy, LLC and Commodity Specialist Company

Exhibit 10.8	Coal/Energy Consulting Agreement between Lincolnway Energy, LLC and U.S. Energy

Exhibit 10.9	Coal Supply Agreement between Lincolnway Energy, LLC and Williams Bulk Transfer, Inc.*

Exhibit 10.10	Loan Agreement between Lincolnway Energy, LLC and Iowa Department of Economic Development

Exhibit 10.11	Amended and Restated Grain Handling Agreement between Lincolnway Energy, LLC and Heart of Iowa Cooperative

Exhibit 10.12	Coordination Services Agreement between Lincolnway Energy, LLC and Matt Crouse

* Portions of the exhibit have been omitted pursuant to a request for confidential treatment.
SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLNWAY ENERGY, LLC

Date: January 27, 2006	By:	/s/ Richard Brehm

Richard Brehm, Chief Executive Officer